                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K

            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                For the fiscal year ended December 30, 2004
                             -----------------

                                    OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from        to
                            --------  --------

                       Commission file number   1-87
                                ----------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         EASTMAN KODAK EMPLOYEES'
                        SAVINGS AND INVESTMENT PLAN


    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           EASTMAN KODAK COMPANY
                             343 STATE STREET
                         ROCHESTER, NEW YORK 14650

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
           INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBIT
                             DECEMBER 30, 2004


(a)  Financial Statements*                                     Page No.

     Report of Independent Registered Public Accounting Firm         3
     Statement of Net Assets Available for Benefits                  4
     Statement of Changes in Net Assets Available
       for Benefits                                                  5
     Notes to Financial Statements                                6-12

(b)  Schedule*

       I.  Schedule of Assets (Held at End of Year)              13-52

(c)  Signature                                                      53

(d)  Exhibits

     (23.1) Consent of Independent Registered Public
             Accounting Firm


      * Prepared in accordance with the filing requirements of ERISA. Other Schedules required by Section 2520.103-10 of the Department Of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


  To the Savings and Investment
  Plan Committee and the Participants of the Eastman Kodak Employees' Savings and Investment Plan

  We have audited the accompanying statements of net assets available for benefits of the Eastman Kodak Employees' Savings and Investment Plan as of December 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Eastman Kodak Employees' Savings and Investment Plan as of December 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  Respectfully Submitted,

  /s/ Insero, Kasperski, Ciaccia & Co., P.C.
  Insero, Kasperski, Ciaccia & Co., P.C.
  Certified Public Accountants

  Rochester, New York
  June 21, 2005

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              (in thousands)
                                                         December 30,
                                                    ---------------------
                                                     2004          2003
                                                     ----          ----
ASSETS
Investments at Fair Value:
     Eastman Kodak Company common stock           $  112,430   $  104,920
     Other common and preferred stocks               313,812      321,418
     Mutual funds                                  1,103,035      884,149
     Interest in common/collective
       trusts (pooled) funds                         434,037      506,869
     U.S. government securities                          497          399
     Loans to participants                            52,968       59,029

Investments at Contract Value:
     Group annuity and other investment
      contracts                                    4,504,365    4,227,291

Other Assets:
     Cash                                                149           57
     Dividends and interest receivable                   275          244
     Employer contributions receivable                 1,267        1,537
     Employee contributions receivable                 2,649            -
     Receivables for securities sold                   1,048          130
     Other receivables                                   152            -
                                                  ----------   ----------


     Total assets                                  6,526,684    6,106,043
                                                  ----------   ----------

LIABILITIES
Payables for securities purchased                      2,075          470
Payable to T. Rowe Price                                 723        1,456
Accrued expenses                                         406          326
Accounts payable                                         132            -
                                                  ----------   ----------

     Total liabilities                                 3,336        2,252
                                                  ----------   ----------

     Net assets available for benefits            $6,523,348   $6,103,791
                                                  ==========   ==========

             (See accompanying notes to financial statements)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              (in thousands)
                                   For the fiscal year ended December 30,
                                   --------------------------------------
                                                 2004             2003
                                                 ----             ----
ADDITIONS TO NET ASSETS:
Dividends on Eastman Kodak
  Company common stock                        $    1,676      $    4,630
Other dividends                                   15,202          11,621
Interest                                         279,812         269,464

Net realized and unrealized
  gains from investments                         232,123         372,416

Employer contributions                            14,701          16,101
Participants' contributions                      321,206         313,644
                                              ----------      ----------
     Total Additions                             864,720         987,876
                                              ----------      ----------

DEDUCTIONS FROM NET ASSETS:
Distributions to participants                   (440,039)       (288,966)
Administrative expenses                           (5,124)         (5,230)
                                              ----------      ----------
     Total Deductions                           (445,163)       (294,196)
                                              ----------      ----------

Increase in net assets                           419,557         693,680

Net assets available for benefits
  at beginning of year                         6,103,791       5,410,111
                                              ----------      ----------
Net assets available for benefits
  at end of year                              $6,523,348      $6,103,791
                                              ==========      ==========

             (See accompanying notes to financial statements)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN

General

The Eastman Kodak Employees' Savings and Investment Plan (the Plan or
SIP) is a defined contribution plan of a controlled group of corporations consisting of Eastman Kodak Company and certain United States subsidiaries operating in the United States (Kodak or the Company). The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Regular full-time, regular part-time, supplementary or conditional employees of Kodak are eligible to participate in the Plan. Kodak Ambassadors, co-ops and special program employees are not eligible to participate in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974.

The Plan is administered by the Savings and Investment Plan Committee (SIPCO), which is the Plan Administrator and named fiduciary. The Trust is administered by Boston Safe Deposit and Trust Company (Boston Safe or the Plan Trustee).

Plan participants are able to direct the investment of their Plan holdings (employer and employee) into various investment options offered under the Plan on a daily basis. The investment options consist of thirty-five funds comprised of common and preferred stocks, mutual funds, common/collective trusts (pooled) funds, group annuity and other investment contracts, and U.S. government securities.

Investment Option Changes

Effective April 1, 2004, the Putnam Voyager, Putnam Vista and MSIF Trust Value Funds were no longer available as investment options under the Plan, and participant's balances remaining in these funds on March 31, 2004, if any, were transferred into the Fixed Income Fund.

Effective March 1, 2004, the MSIF Trust High Yield and Time Horizon Funds were no longer available as investment options under the Plan, and participant's balances remaining in these funds on February 29, 2004, if any, were transferred into the Fixed Income Fund.

Effective February 2, 2004, the Putnam Voyager and MSIF Trust Value Funds were replaced with the America Funds Growth Fund of America and the Hotchkis and Wiley Mid-Cap Value Fund, respectively.

Effective January 1, 2004, new investment options were added to the Plan. Those options are the Salomon Brothers Institutional High Yield Bond, T. Rowe Price Retirement Income Fund, T. Rowe Price Retirement 2010 Fund, T. Rowe Price Retirement 2020 Fund, T. Rowe Price
Retirement 2030 Fund and T. Rowe Price Retirement 2040 Fund.

Effective December 1, 2003, the Putnam Investors, PBHG Growth, Putnam OTC & Emerging Growth, SSgA Emerging Markets Index, Mathews Pacific Tiger and Scudder Latin America Funds were no longer available as investment options under the Plan, and participant's balances remaining in these funds on November 30, 2003, if any, were transferred into the Fixed Income Fund. Effective February 1, 2003, new contributions of any kind were not allowed to these funds.

Effective January 1, 2003, new investment options were added to the Plan. Those options are the Turner Midcap Growth Equity Fund, PIMCO Opportunity Fund, Batterymarch U.S. Small Cap Equity Fund, MFS
International New Discovery Fund, and American Century Emerging Markets
Fund.

Administrative Expenses

The Plan provides for the payment of certain administrative expenses by the Trust, including fees for investment advisors, the record keeper, the Plan Trustee, attorneys and accountants. The record keeper is T. Rowe Price Retirement Plan Services, Inc.

Contributions

The Plan includes a salary reduction provision allowing eligible Kodak participants to defer up to a certain percentage of qualifying compensation as defined in the Plan. The maximum deferral for Plan years 2004 and 2003 was limited to 75%, of the aggregate of qualifying compensation and wage dividend, but not more than the statutory limit. Effective January 1, 2000, the Company began to match SIP contributions for an amount up to 3% of wages for employees who contributed up to 5% of their wages to SIP and who also participated in the Cash Balance Plus portion of the Kodak Retirement Income Plan. All contributions to the Plan are immediately vested. Boston Safe invests participant and employer contributions to the Plan into the investment funds, as directed by the participant. Participants are eligible to make transfers between investment funds on a daily basis. Company match funds cannot be used for loans or hardship withdrawals.

Loans

The Plan Administrator may grant a loan to a participant provided that the aggregate of the participant's outstanding loans will not exceed the lesser of: 1) $50,000 less the highest outstanding loan balance during the previous 12 months, or 2) 50% of the current value of the participant's account excluding any Company match funds. A new loan must be at least $1,000 and repaid over a period not to exceed five years from the date of the loan. In accordance with the Plan provisions, the rate of interest is fixed at the discretion of the Plan Administrator. Interest is charged at the lesser of the maximum legal rate or the prime rate. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.00% to 9.5% in 2004 and 2003, which are commensurate with local prevailing rates as determined by the Plan Administrator.

Distributions

Distributions from the Plan are made under the following circumstances:

    1. The Plan Administrator, or its designee makes approval of hardship withdrawals. Hardship withdrawals will only be granted
       a) in order to meet obligations relating to the payment of substantial out-of-pocket medical (or dental) bills for the participant, the participant's spouse or any of the participant's dependents, b) for the purchase or construction of a primary residence, c) for tuition, room and board or other post-secondary educational expenses, or d) for payments to prevent eviction/foreclosure.

    2. Upon attaining age 59 1/2, a participant may elect to receive a lump sum cash distribution from the Plan while still actively employed.

    3. Upon separation from service for any reason except death, the full value of a participant's account is distributed as a lump sum if the account balance is less than a certain amount as defined in the Plan and the participant is not retirement eligible. Otherwise, the full value of the account is distributed when and as designated by the participant in a lump sum payment, or in monthly or annual installments. If the participant does not make an appropriate designation, the account is paid in a lump sum cash payment in February following the year the participant turns age 65.

    4. In the event of death, the value of a participant's account is paid in a lump sum to a designated beneficiary, if any, or to the decedent's estate, except that if there is a surviving spouse, then the entire sum will be paid to such spouse unless the spouse consents to the beneficiary designation of the participant.

    5. The Plan Trustee is authorized to honor "qualified domestic relations orders" issued and served in accordance with Section 414(p) of the Internal Revenue Code.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution, if applicable, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Plan Termination

While Kodak expects to continue the Plan, it has the right to discontinue contributions and amend or terminate the Plan at any time. In the event that contributions to the Plan are discontinued, the Plan Trustee will continue to administer the Trust. In the event of the termination of the Trust as a result of or incident to termination of the Plan, the pro rata value of the participants' accounts will be paid in accordance with the provisions of the Plan.

Reclassification

To conform with financial statement groupings in 2004, certain items reported in 2003 have been reclassified for comparative purposes. This reclassification has no effect on the increase in net assets for 2003.


NOTE 2: SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan operates on a fiscal year ending December 30.

The Plan's financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Investment Valuation and Income Recognition

The group annuity and other investment contracts are included in the financial statements at contract value because they are fully benefit responsive. In aggregate, the recorded value of the group annuity and other investment contracts approximates their fair value. Interest rates on these contracts remain fixed and are not reset until a contract matures. There is no minimum crediting interest rates under the terms of the contracts. Effective annual yields on these contracts ranged between 3.72% and 8.39% in 2004 and 2003, depending on the date of the contribution, transfer or rollover. The blended rate of return on the Fixed Income Fund was approximately 6.3% in 2004 and 6.6% in 2003.

Interest in common/collective trusts (pooled) funds reflects market values based upon the net asset value of the underlying funds. Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 30. Current values of all other investments are based upon active market quotations on national exchanges, if available, at December 30, or, if not available, upon amounts believed by the Plan Administrator to be realizable at that time. Loans to participants are valued at principal plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term could have materially affected participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

In the normal course of business, the Plan enters into agreements that contain a variety of representations and warranties, which provide general indemnifications. The Plan's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Plan that have not yet occurred. However, based on experience, the Plan expects the risk of loss to be remote.


NOTE 3: INVESTMENTS

The Plan Trustee is not required to furnish a bond in connection with the custody of investments or other assets of the Plan.

The Plan Trustee is authorized to keep any portion of any of the foregoing funds in cash or liquid investments, as it may deem advisable.

The Plan Trustee reinvests all dividends, interest or gains derived from investments in each Fund in the respective Fund.


NOTE 4: NET REALIZED AND UNREALIZED GAINS (LOSSES) FROM INVESTMENTS

Net realized and unrealized gains (losses) from investments for the fiscal year ended on December 30 are:

                                            Net Realized and Unrealized
                                                   Gains/(Losses)
                                                 from Investments
                                                  (in thousands)
                                            ---------------------------

                                                 2004             2003

Eastman Kodak Company common stock            $  26,456      $ (42,615)
Other common and preferred stocks                33,694        101,839
Mutual funds                                    125,471        205,526
Interest in common/collective trusts
 (pooled) funds                                  43,213         82,923
Pre-mixed portfolio of other funds                3,289         24,743
                                              ---------      ---------
                                              $ 232,123      $ 372,416
                                              =========      =========

NOTE 5: SIGNIFICANT INVESTMENTS

The following table represents investments having a value equal to or greater than 5% of net assets at December 30, 2004 and 2003:

(in thousands)
                        Maturity    Interest   Principal        Current
    Investment            Date        Rate      Amount           Value
    ----------          ----------  --------  -----------       -------

       2004

John Hancock Mutual
  Life Ins. GAC #15187   04/01/2011    6.79%  $ 330,265      $  330,265

Principal Mutual Life
  Ins. #4-20445-2        11/15/2007    7.70%    611,671         611,671
                                                             ----------
  TOTAL                                                      $  941,936
                                                             ==========
       2003

John Hancock Mutual
  Life Ins. GAC #15187   04/01/2011    6.79%  $ 309,266      $  309,266

Principal Mutual Life
  Ins. #4-20445-2        11/15/2007    7.70%    567,921         567,921
                                                             ----------
  TOTAL                                                      $  877,187
                                                             ==========


NOTE 6: FEDERAL INCOME TAX STATUS

In November 2002, the Plan received a favorable tax determination letter from the Internal Revenue Service (IRS) in which the IRS stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving such letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7: RELATED PARTY TRANSACTIONS

During 2004 and 2003, certain Plan investments were shares of mutual funds managed by T. Rowe Price. T. Rowe Price Retirement Plan Services, Inc. has been the record keeper since January 1, 2002; therefore, these transactions constitute related party transactions. Fees paid by the Plan to T. Rowe Price for management services amounted to $2,178,638 and $2,537,071 for the fiscal years ended December 30, 2004 and 2003, respectively.

The Kodak Stock Fund, the SIP Smaller Stock Fund, and the Fixed Income Fund hold small amounts of cash invested in short-term investments. Mellon Trust, the parent of Boston Safe Deposit and Trust Company, the Plan Trustee, manages these short-term investments; therefore, these transactions constitute related party transactions.

The Kodak Stock Fund is not actively managed, but Boston Safe Deposit and Trust Company, the Plan Trustee, buys, sells and holds the assets for this fund including the cash that is necessary to maintain liquidity. During the years ended December 30, 2004 and 2003, the Plan purchased shares in the Fund in the amount of $11,009,627 and $22,154,800, sold shares in the Fund in the amount of $29,634,400 and $24,582,394, and had net appreciation/(depreciation) in the Fund in the amount of $26,456,658 and $(42,615,416), respectively. The total value of the Plan's investment in the Fund was $117,094,457 and $108,322,084 at December 30, 2004 and 2003, respectively.

                                                                 Schedule I

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                             FIXED INCOME FUND

                                    Maturity         Interest       Current
          Description                Dates            Rates          Value
          -----------               --------         --------       -------
Group Annuity Contracts:
  The Prudential Life Insurance
    Co of America                01/02/06-10/02/06  7.830%-7.970% $ 387,173
  New York Life Insurance Co     12/31/04-10/01/07  7.150%-8.390%   329,610
  Principal Mutual Life
   Insurance Co.                 08/15/07-11/01/08  6.310%-7.700%   829,773
  John Hancock Mutual Life
   Insurance Co                  03/31/08-04/01/11  6.420%-6.790%   432,399
  Monumental Life Insurance Co        02/15/06          5.720%       57,996
  Metropolitan Life Insurance Co 01/15/05-01/15/08  7.270%-7.340%   234,357
  Travelers Insurance Company         07/01/10          7.600%      108,684
                                                                  ---------
     Total                                                       $2,379,992
                                                                 ==========

Investment Contracts
    NISA/AEGON  (Wrapper)           10/01/75            3.72%    $   (3,276)

  U.S. Government Securities:
  Farm Cr Sys Finl Assist Corp.      6/10/05            8.800%        1,330
  Federal Home Ln Bks Cons Bd    02/24/06-10/15/07  2.500%-5.750%    18,532
  Federal Home Ln Bks #TR 00407      3/30/06           2.500%        11,415
  Federal Home Ln Mtg Corp Debs  09/15/10-07/15/14  5.000%-6.875%     5,932
  Federal Home Ln Mtg Corp Mtn   03/15/07-05/04/09  3.875%-4.875%    12,850
  Federal Natl Mtg Assn Debs     02/15/06-06/15/10  3.000%-7.125%    19,160
  Federal Natl Mtg Association        11/15/10           6.625%       1,636
  FHLMC Multi-Class CTFS 2620 A       11/15/16           3.000%       1,325
  GNMA GTD REMIC P/T 04/23 A          07/20/25           5.500%       2,529
  Tennessee Valley Auth 2001 A        01/18/11           5.625%         529
  Tennessee Valley Auth Pwr Bd        07/15/33           4.700%       3,503
  U.S. Treasury Bonds            11/15/10-02/15/31  5.375%-12.75%    27,810
  U.S. Treasury Notes            08/31/05-11/15/14  1.625%-6.500%   104,056
  U.S. Treasury Inflation Index  04/15/10-07/15/14  0.875%-2.000%     8,768

  Corporate Debt Instruments:
  Abbey Natl Plc Mtn SB #00001        10/17/05           6.690%         354
  ABN AMRO Bk N V Amsterdam           06/04/18           4.650%       1,736
  Ace Ltd Sr Nt                       04/01/07           6.000%         470
  AEP Tex Cent Co Sr Nt Ser A         02/15/13           5.500%       1,391
  AEP Tex North Co Sr Nt              03/01/13           5.500%         314
  Alabama Pwr Co Sr Nt Ser X          05/01/08           3.125%       1,116
  Albertsons Inc Mtn #TR00069         02/23/28           6.570%       1,175
  Albertsons Inc Sr Deb               08/01/29           7.450%         628
  Alcan Inc Nt                   05/15/13-12/15/33  4.500%-6.125%     3,716
  Alcoa Inc Nt                        01/15/13           5.375%       2,206
  Alcoa Inc Sr Nt                     01/15/12           6.000%       2,181
  Allstate Life Gbl Mtn               05/29/09           4.500%       5,086
  Altria Group Inc Nt                 11/04/13           7.000%       2,350

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
Corporate Debt Instruments:
  American Axle & Mfg Inc Inc
    Sr Nt                             02/11/14           5.250%         990
  American Elec Pwr Inc Sr Nt         06/01/15           5.250%         339
  American Elec Pwr Inc Sr Nt A       05/15/06           6.125%       1,275
  American Express 01-1 CL A          09/15/08          FLTG RT       1,002
  American Express Co Nt              09/12/06           5.500%       2,744
  American Express CR 03-4 CL A       01/15/09           1.690%       4,504
  American Express Mtn #TR00475       07/30/09           4.375%       8,168
  American Gen Corp Sr Nt             02/15/29           6.625%         547
  American Gen Fin Mtn #TR00378       10/01/12           5.375%         784
  American General Finance            10/01/09           3.875%       6,829
  American General Corp NTS           08/11/10           7.500%       2,297
  American Honda TR#00432 144A        11/06/08           3.850%       1,171
  Amgen Inc Sr Nt 144A                11/18/14           4.850%       1,350
  Amsouth BK Birmingham Mtn 0003      11/03/06           2.820%         598
  Anadarko FIN Co Sr Nt               05/01/31           7.500%         443
  Anadarko Petroleum Corp             03/15/29           7.200%       1,454
  Anheuser Busch COS Inc Deb          08/20/32           6.800%         533
  AOL Time Warner Inc Deb             05/01/32           7.700%       3,758
  AOL Time Warner Inc Gl Nt           04/15/06           6.125%       1,035
  AOL Time Warner Inc Nt          05/01/07-05/01/12  6.150%-6.875%    5,870
  Apache Corp Nt                      04/15/12           6.250%       1,829
  Archer Daniels Midland Co Nt        02/01/31           7.000%       1,786
  Archstone Smith Oper Tr Nt      06/15/08-08/15/14  3.000%-5.625%    2,249
  Archstone Smith Tr Sr Nt            08/15/07           5.000%         457
  Asian Dev Bk Bds                    07/16/18           5.593%       6,464
  Aspen Ins Hldgs Ltd Sr Nt 144A      08/15/14           6.000%       2,507
  Assoc Corp NA Bds                   11/01/18           6.950%       8,798
  Assurant inc Sr Nt              02/15/14-02/15/34  5.625%-6.750%    1,787
  AT&T Wireless Svcs Inc Nt           05/01/07           7.500%       3,528
  AT&T Wireless Svcs Inc Sr Nt    03/01/06-03/01/31  7.350%-8.750%    7,142
  Avalon Bay Cmntys Inc Sr Nts        07/15/06           6.800%       1,552
  Axa SA US$ Sub Nt                   12/15/30           8.600%       2,530
  BAE Sys Hldgs Inc Gtd Nt 144A       12/15/11           6.400%       3,766
  Bank One Corp Nts                   06/30/08           2.625%       2,119
  Bank America Cap III Cap Secs       01/15/27           VAR RT         676
  Bank Amer Corp Global Nt            02/01/07           5.250%       3,518
  Bank Amer Corp Nt               02/15/10-06/15/14  5.375%-7.800%    8,118
  Bank Amer Corp Sr Nt            02/17/09-04/15/12  3.375%-6.250%    8,530
  Bank Amer Corp Sub Global Nt        08/15/13           4.750%       1,040
  Bank Amer Corp Sub Nts          02/15/06-10/15/11  6.200%-7.400%    2,251
  Bank New York Inc Sr Hldg Co        07/01/07           5.200%         779
  Bank One Corp Nt                09/01/07-08/01/08  4.125%-6.000%    6,975
  Bank One Issuance Tr 03-7 CL A      03/15/11           3.350%       5,135
  Bank One NA Chicago Mtn 00346       05/05/06           VAR RT       2,202
  Bank One NA Mtn #TR 00324           01/15/08           3.700%       1,998
  Bank One NA Mtn #TR 00300           03/26/07           5.500%       1,609
  Bank One Tex NA Mtn Sb 00001        02/15/08           6.250%       4,554
  Bank Boston NA Nts                  04/15/08           6.375%       3,232
  Bank Boston Sub Nts                 03/25/08           6.375%       4,716

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
  Corporate Debt Instruments:
  Bear Stearns Cos Inc Global Nt  01/15/07-01/31/08  4.000%-5.700%    5,214
  Bear Stearns Cos Inc Nt             07/02/08           2.875%       3,376
  Bellsouth Cap Fdg Corp Debs         02/15/30           7.875%       1,608
  Bellsouth Cap Funding Corp          02/15/10           7.750%         579
  Bellsouth Corp Deb                  06/15/34           6.550%       1,546
  Bellsouth Corp Nt               10/15/06-11/15/34  4.750%-6.875%   10,728
  Bellsouth Telecommunicat Bnds       06/01/28           6.375%         394
  Berkshire Hathaway Fin 144A         07/02/07           3.400%      17,542
  BMW Veh Owner Tr 04-A A3            03/25/08           2.670%       1,248
  Boeing Cap Corp Global Nt           01/15/13           5.800%       2,806
  Boeing Cap Corp Sr Nt           03/01/11-02/15/12  6.100%-6.500%    2,270
  Boeing Co.                          08/15/24           7.950%       2,913
  BP Cap Mkts PLC Gtd Nt          12/29/06-03/15/07  2.625%-2.750%    6,045
  Brandywine Oper Ltn LP              11/01/09           4.500%       1,538
  BRE PPTYS Inc Nt                    03/15/07           5.950%       1,458
  Bristol Myers Squibb                06/15/23           7.150%       2,801
  Bristol Myers Squibb Co Nt      10/01/06-10/01/11  4.750%-5.750%    2,066
  British Sky Broadcasting Nts        02/23/09           6.875%       1,206
  British Telecommunications Nt       12/15/10          STEP UP       5,193
  British Telecommunications PLC      12/15/30            STEP        3,457
  BSCH Issuances Ltd Sub Nt           09/14/10           7.625%       2,153
  Bunge Ltd Fin Corp Gtd Sr 144A      04/15/14           5.350%       1,504
  Burlington Northn Mtn Tr 00002      07/15/37           6.530%       1,109
  Burlington Resources Finance    12/01/06-12/01/31  5.600%-7.400%    4,799
  California Infr PG&E-1 97-1 A7      09/25/08           6.420%       3,624
  California Infrac 1997-1 A7-A8      12/26/09       6.370%-6.480%    4,548
  Campbell Soup Co Nt                 02/15/11           6.750%         811
  Canadian National Railway Co        10/15/11           6.375%         876
  Canadian Natl Railway Co Sr Nt      08/01/34           6.250%       1,502
  Canadian Pacific Railway Co     10/15/11-10/15/31  6.250%-7.125%    3,738
  Capital Auto Rec Asset Tr 02 3      09/15/05           VAR RT         298
  Capital One Bk Mtn #TR 00177        12/01/08           4.250%       4,478
  Capital One Bk Mtn Sr #TR00174      05/15/08           4.875%         719
  Capital One Bk Mtn Sr #TR00176      09/15/10           5.750%         741
  Carramerica Rlty Corp Sr Nt         04/01/09           3.625%       1,165
  Carramerica Realty Oper             09/01/11           5.125%       1,352
  Caterpillar Finl Corp               07/15/08           2.700%         531
  Caterpillar Finl Svcs Corp Mtn      11/15/07           3.625%       3,411
  Caterpillar Finl Svcs Corp Sr       06/15/09           4.500%       1,484
  CBA Cap TR I TR Pfd Secs 144A       12/31/49           5.805%       1,877
  CBS Corp Cr Nt                      05/20/05           7.150%         787
  Cendant Corp Sr Nt              01/15/08-03/15/10      6.250%       1,191
  Centerpoint Energy Houston      07/01/23-03/15/33  5.600%-6.950%    3,911
  Centex Corp Sr Nt                   10/01/13           5.125%         509
  Champion Intl Corp Deb              11/01/25           7.350%       1,610
  Chase Cap II Cap Secs Ser B         02/01/27          FLTG RT       2,236
  Chase Credit Card 01-4 CL A         11/17/08           5.500%       6,269
  Chevron Texaco Cap Co Gtd Nt        09/17/07           3.500%       1,626
  Chrysler Corp Sr Nts                03/01/27           7.450%       2,565

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
  Corporate Debt Instruments:
  Cincinnati Gas & Elec Co Deb        06/15/33           5.375%         236
  Cingular Wireless LLC Sr Nt         12/15/11           6.500%         555
  CIT Group Inc Reorganized Sr        11/03/08           3.875%       1,348
  CIT Group Inc Sr Nt             02/07/06-04/02/12  6.500%-7.750%    6,398
  Citibank Cr Card 03 A5 Nt           04/07/08           2.500%       2,889
  Citibank Cr Card 2002 A1 Nt         02/09/09           4.950%       2,285
  Citibank Cr Card 99-5 CL A          05/15/08           6.100%       5,588
  Citibank Cr Card TR 04 A1 Nt        01/20/09           2.550%       5,897
  Citigroup Inc Global Nt             12/11/34           5.850%         581
  Citigroup Inc Global Sr Nt      05/10/06-06/09/09  VAR RT-5.750%   15,256
  Citigroup Inc Global Sub Nt     08/27/12-10/31/33  5.625%-6.625%    3,653
  Citigroup Inc Nts                   02/15/98           6.875%         807
  Citigroup Inc Sub Nt 144A           09/15/14           5.000%       2,958
  Clear Channel Comm Inc Nt       11/01/06-09/15/14  5.500%-6.000%    1,340
  Clear Channel Comm Inc Sr Nt        05/15/11           4.400%         901
  Clear Channel Communications        01/15/10           4.500%       3,656
  Cleveland Elec Illum Co Sr Nt       12/15/13           5.650%       1,023
  Clorox Co Sr Nt 144A                01/15/15           5.000%         527
  Coca-Cola Enterprises Inc Nt        05/15/07           5.250%       1,257
  Comcast Cable Comm Inc Sr Nt        06/15/09           6.875%         472
  Comcast Cable Communs Inc Nt        01/30/11           6.750%      13,872
  Comcast Corp New Nt             03/15/11-03/15/33  5.500%-7.050%    8,844
  Commerce Group Inc Mass Sr Nt       12/09/13           5.950%       2,039
  Conagra Foods Inc Nt                09/15/11           6.750%         982
  Conoco Fdg Co Nt                10/15/11-10/15/31  6.350%-7.250%    5,086
  Conoco Inc Sr Nts                   04/15/29           6.950%       1,852
  Conoco Phillips Nt              10/15/07-10/15/32  3.625%-5.900%    6,863
  Consolidated Nat Gas 01 Ser A       04/15/11           6.850%       3,933
  Consolidated Nat Gas Co 04 A        12/01/14           5.000%       3,305
  Constellation Energy Group Inc.     04/01/32           7.600%       3,325
  Consumers Energy Co 1st Mtg Bd      03/15/15           5.000%       1,145
  Continental Airlines Pass Thru      08/02/20           6.545%         503
  Continental Airls 97-4 CL 4A        01/02/18           6.900%       1,363
  Continental Airls 99-2 CL A-1       03/15/20           7.256%         532
  Continental Cablevision Inc         09/15/05           8.875%       1,039
  Convergys Corp Sr Nt                12/15/09           4.875%       1,088
  Corporacion Andina De Fomento       01/26/07           VAR RT       1,513
  Corporate PPTY Invs Nt 144A         03/15/16           7.875%       4,221
  Costco Whsl Corp New Sr Nt          03/15/07           5.500%         260
  Countrywide Home Lns Mtn #0034      05/21/08           3.250%       1,828
  Countrywide Home Mtn #TR 00304      02/15/07           2.875%       1,630
  Countrywide Home Mtn #TR 00313      03/22/11           4.000%       3,066
  Cox Enterprises Inc Nt 144A         01/15/10           4.625%       1,495
  Cox Communications Inc New Nt   11/01/10-06/01/13  4.625%-7.750%    6,233
  CPC Intl Mtn TR 00010               10/15/97           5.600%         937
  Credit Suisse FB USA Inc Sr Nt      01/15/09           3.875%      11,846
  Credit Suisse FB USA Nts            08/01/06           5.875%       2,079
  CXS Corp Sr Nts                     03/15/11           6.750%         726
  CVS Corp Nt                     11/01/07-09/15/09  3.875%-4.000%    2,926

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
  Corporate Debt Instruments:
  Daimler Chrylser Hldg Corp Nt       01/18/31           8.500%       1,115
  Daimler Chrysler NA Hldg Nt         05/15/06           6.400%       1,831
  Daimler Chrysler NA Hldg Corp   01/20/05-01/15/12  7.300%-7.400%    4,844
  Daimler Chrysler Auto 01-C A4       12/06/06           4.630%         599
  Daimler Chrysler Auto 04-A A3       12/08/07           2.000%       3,478
  Daimler Chrysler Auto TR 02 CA3     11/08/06           2.560%         547
  Daimler Chrysler N A Hldg Sr Nt     11/15/13           6.500%       5,519
  Daimler Chrysler NA Mtn TR00036     09/10/07           VAR RT       3,652
  DBS Bk Ltd Singapore Sub 144A       11/15/19           VAR RT       1,918
  Deere John Cap Corp Nt              03/15/12           7.000%       2,196
  Detroit Edison Co Sr Nt         10/01/10-10/15/12  5.200%-6.125%    1,819
  Deutsche Telekom Intl Fin BV    06/15/10-06/01/32  VAR RT-9.250%   11,184
  Devon Energy Corp Sr Deb            04/15/32           7.950%       3,487
  Devon Fing Corp ULC Deb             09/30/31           7.875%       5,248
  Diageo Cap PLC Global Nt            03/20/08           3.375%       1,608
  Diageo Fin Bv Nt                    04/01/11           3.875%         976
  Diageo PLC Nt                       11/19/07           3.500%       1,139
  Discover Card Mstr 96-3 CL A        08/18/08           6.050%         888
  Disney Global Bonds                 03/30/06           6.750%       2,443
  Disney Walt Co Mtn # TR 00049       06/20/14           6.200%       2,945
  Dominion Res Inc Del Nt             09/17/12           5.700%         950
  Dominion Res Inc Del Sr Nt D        12/15/09           5.125%         403
  Dominion Res Inc VA New Sr Nt       02/15/08           4.125%       1,006
  Dominion Res Inc VA Ser A           06/15/10           8.125%         635
  Dow Chem Co Global Nt               12/15/08           5.750%       1,415
  Dow Chem Co Nt                      10/01/12           6.000%       2,548
  DTE Energy Co Sr Nt                 04/15/33           6.375%       1,047
  DuPont EI de Nemours & Co Nt    10/15/09-04/30/14  4.750%-6.875%    3,016
  Duke Cap Corp Sr Nt             02/15/13-02/15/32  6.250%-6.750%      663
  Duke Energy Corp 1st & Ref Mtg      03/05/08           3.750%       5,125
  Duke Energy Corp Mtg Bd             04/01/10           4.500%         354
  Duke Energy Corp Sr Nt          01/15/12-11/30/12  5.625%-6.250%    2,647
  Duke Energy Field Svcs LLC          08/16/10           7.875%       2,481
  Duke-Weeks Rlty Ltd Partnrship      03/15/05           6.875%       1,462
  East Man Chem Co Debs               02/01/27           7.600%         592
  EKS Sports Finans ASA Mtn #00012    01/15/08           3.375%       2,132
  EKS Sports Finans AS Mtn $TR00007   07/15/09           4.375%       5,561
  Emerson Elec Co Nt              06/01/05-08/15/32  6.000%-7.875%    3,214
  Enbridge Energy Partners LP         12/15/14           5.350%       1,354
  Encana Corp Nt                  08/15/09-08/15/34  4.600%-6.500%    3,750
  Encana Hldgs Fin Corp Nt            05/01/14           5.800%       6,274
  Endurance Specialty Hldgs Ltd       07/15/34           7.000%       1,022
  Entergy Miss Inc 1st Mtg Bds        04/01/08           4.350%       1,229
  EOP Oper Ltd Partn Gtd Nt           07/15/11           7.000%       1,407
  EOP Oper Ltd Partnership Gtd        03/15/14           4.750%       1,272
  EOP Oper LTD Partnership Nt     03/15/06-06/15/28  7.250%-8.375%    1,912
  EOP Operating LP Nts                02/15/12           6.750%       1,188
  Equity Residential PPTYS Debs       10/15/17           7.125%         556
  ERP Oper LP                         08/15/26           7.570%       1,483

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
  Corporate Debt Instruments:
  Exelon Corp Sr Nt                   05/01/11           6.750%       2,723
  Federated Dept Stores Inc Del   09/01/08-04/01/29  6.625%- 6.900%   4,970
  First Un Natl Bk Mtn #Sb 00005      08/18/10           7.800%         551
  First Energy Corp Nt Ser A          11/15/06           5.500%       1,264
  First Energy Corp Nt Ser B          11/15/11           6.450%         347
  First Energy Corp Nt Ser C          11/15/31           7.375%       3,463
  Fleet Boston Finl Corp Sr00029      11/30/07           4.200%       2,539
  Fleet Boston Finl Corp Sr Nt        12/01/06           4.875%       3,310
  Fleet Cr Card Master TR 03A A       07/15/08           2.400%       7,941
  Fleet Natl Bk Providence R I        01/15/09           5.750%       4,470
  Florida Pwr & Lt Co Nt              10/01/33           5.950%       1,169
  Florida Pwr Corp 1st Mtg Bd         03/01/33           5.900%       1,543
  FMR Corp Nt 144A                    03/01/13           4.750%       3,013
  Ford Mtr Co Del Gbl Landmark        07/16/31           7.450%       2,647
  Ford Mtr Co Gbl Landmark        02/01/06-10/25/11  6.875%-7.375%    7,736
  Ford Mtr Cr Co Global Land Sec      10/28/09           7.375%       2,466
  Fort Mtr Cr Co Global Nt            10/01/13           7.000%       3,199
  Ford Mtr Cr Co Global Secs          01/25/07           6.500%      13,990
  Ford Mtr Cr Co Nt                   01/12/09           5.800%       5,357
  Ford Mtr Cr Co Sr Nt                01/15/10           5.700%      17,084
  Fosters Fin Corp Gtd Nt 144A        10/01/14           4.875%         772
  France Telecom SA Nt            03/01/06-03/01/31      VAR RT       8,504
  Fuji Fin Cayman Ltd Sub 144A        04/15/10           8.625%         849
  GE Global Ins Hldg Corp             02/15/26           7.000%       3,872
  General Dynamics Corp Nt            05/15/08           3.000%       2,833
  General Elec Cap Mtn #TR 00528      03/15/32           6.750%         546
  General Elec Cap Mtn #TR 00575      01/15/13           5.450%       4,337
  General Elec Cap Mtn #TR 00660      10/15/08           3.600%      17,332
  General Elec Cap Mtn #TR 00665      12/15/09           3.750%       3,410
  General Elec Cap Mtn #TR 00666      12/15/09           VAR RT       3,100
  General Elec Cap Corp Mtn           11/21/11           4.375%       5,316
  General Elec Co Nt                  02/01/13           5.000%      13,032
  General Elec Corp Mtn #TR 00590     05/01/08           3.500%       6,739
  General Electric Cap Mtn            03/15/07           5.375%       4,630
  General Mls Inc Nt              02/15/07-02/15/12  5.125%-6.000%    4,950
  General Mtrs Accep Corp Gbl Nt      12/01/14           6.750%       2,955
  General Mtrs Accep Corp Nt      09/15/11-11/01/31  6.875%-8.000%   20,647
  General Mtrs Accep Corp Sr Nt   08/28/07-05/15/09  5.625%-6.125%    8,146
  General Mtrs Accep Mtn TR 00635     05/18/06           VAR RT       3,981
  General Mtrs Corp Sr Deb        07/15/23-07/15/33  8.250%-8.375%    7,253
  Georgia Pwr Co Nt                   02/17/09           VAR RT       1,000
  Gettu Paul J TR Taxable Ser 3       10/01/33           5.875%       2,613
  Gillette Co Nt                      03/15/08           2.875%         406
  GMAC Deb                            12/01/12          ZEROCPN         917
  Golden West Finl Corp Del Sr        08/15/07           4.125%       2,535
  Goldman Sachs Cap I                 02/15/34           6.345%       2,519
  Goldman Sachs Group Inc             10/15/13           5.250%         387
  Goldman Sachs Group Inc Nt          08/17/05           7.625%       1,030
  Goldman Sachs Group Inc Sr Nt   04/01/13-02/15/33  4.750%-6.125%   20,118

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
  Corporate Debt Instruments:
  GTE Corp                            04/15/28           6.940%       1,493
  Harley Davidson Tr 01-1 CL A2       01/15/09           5.270%         326
  Harrahs Oper Inc Gtd Sr Nt          07/01/10           5.500%       1,178
  Hartford Life Inc Sr Nt             03/01/31           7.375%         142
  HBOS Cap Fdg No 2 LP 144A           06/30/49           VAR RT       2,040
  HBOS Plc Mtn #Sr00034 144A          09/15/09           4.000%       1,295
  Health Care Reit Inc Nt             09/12/12           8.000%       1,168
  Heinz H J Fin Co Gtd Nt             03/15/32            STEP          504
  Heritage PPTY Invt TR Inc 144A      10/15/09           4.500%       2,562
  Hewlett Packard Co Global Nt        03/15/08           3.625%         597
  Highmark Inc Sr Nt 144A             08/15/13           6.800%       1,712
  Hilton Hotels Corp Nt               05/15/08           7.625%       1,212
  Honda Auto Rec 04-2 A3              06/16/08           3.300%       6,714
  Household Fin Corp              12/15/08-11/16/09      4.125%      22,800
  Household Fin Corp Global Nt        01/15/08           4.625%       1,023
  Household Fin Corp Mtn Sr 00704     02/09/07           VAR RT         420
  Household Fin Corp Nt           01/30/07-10/15/11  5.750%-7.875%    9,524
  HRPT PPTYS Tr Sr Nt                 08/15/16           6.250%       3,949
  HSBC Bk USA Gbl Mtn #Sr00013        09/15/09           3.875%       2,376
  HSBC Bk USA NA Mtn #Sb0001          11/01/34           5.875%       2,013
  HSBC Cap Fdg Dlr 2 LP 144A          12/29/49           VAR RT       2,461
  HSBC Fin Corp Nt                    05/15/11           6.750%       2,408
  HSBC Hldgs Plc Sub Nt               12/12/12           5.250%       2,966
  Huntington Natl Mtn  # Tr 00129     10/16/06           2.750%       2,577
  Hydro-Quebec                        04/01/16           7.500%       2,593
  IBM Corp Debentures                 08/01/27           6.220%       1,705
  IBP Inc Nt                          02/01/10           7.950%         756
  Imperial TOB Overseas BV            04/01/09           7.125%         880
  Independence Cmnty Bk Corp          04/01/14           VAR RT       1,926
  Indiana Mich Pwr Co Sr Ser F        11/15/14           5.050%         757
  Ing Bank N V Sub Nt 144A            05/01/15           5.125%         498
  Inter Amern Bk Mtn #Tr 00001        01/18/06           5.375%       4,546
  Inter Amern Dev Bk Bd           09/01/09-06/15/25  7.000%-8.875%   14,874
  International Bk Recon & Dev        01/27/05           7.000%       6,019
  International Business Machs Corp   11/29/12           4.750%       1,575
  International Business Machs    10/01/06-11/29/32  4.875%-5.875%    2,169
  International Lease Fin Corp        09/15/08           4.350%       4,872
  International Paper Co Nt       10/30/12-04/01/15  VAR RT-5.500%    3,691
  Istar Finl Inc Sr Nt                12/15/10           6.000%         906
  J P Morgan Chase & Co Gbl Nt        02/01/11           6.750%       9,312
  John Deere Capital Corp Notes       08/22/07           4.500%       1,012
  Johnson Ctls Inc Nt                 09/15/13           4.875%         507
  Jones Apparel Grp Inc               11/15/34           6.125%         546
  JP Morgan Chase & Co                09/15/14           5.125%      12,468
  JP Morgan Chase & Co Global Sr      05/30/07           5.250%       8,829
  Kellogg Co Deb Ser B                04/01/31           7.450%       3,561
  Kellogg Co Global Nt                06/01/08           2.875%         970
  Kellogg Co Nt Ser B                 04/01/11           6.600%         330
  Kerr McGee Corp Nt                  07/01/24           6.950%       1,335

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
  Corporate Debt Instruments:
  Key Bk NA Mtn #Sb 00008             07/01/14           5.800%       4,316
  Key Bk NA Mtn #Sb 00004             02/01/11           7.000%       1,554
  Kinder Morgan Energy Partners   11/15/14-08/15/33  5.125%-7.300%    3,469
  Korea Dev Bk Nt                 11/16/06-03/02/09  3.875%-5.250%    3,479
  Korea Elec Pwr Corp Nt 144A         09/12/07           4.250%         805
  Kraft Foods Inc Global Nt       11/01/11-11/01/31  5.625%-6.500%    8,900
  Kraft Foods Inc Nt              11/12/09-10/01/13  4.125$-6.250%    6,477
  Kroger Co Nt                        04/15/12           6.750%       2,533
  Kroger Co Sr Deb                    09/15/29           8.000%       2,979
  Kroger Co Sr Nt Ser B           06/01/09-06/01/29  7.250%-7.700%    2,217
  Lehman Bros Hldgs Inc Gbl Nt        01/22/08           4.000%       6,679
  Lehman Bros Hldgs Inc Nt        05/15/06-06/15/07  6.250%-8.250%    4,058
  Lehman Bros Inc Nts                 04/15/08           6.500%       2,039
  Lehman Brothers Hldgs Tr 00387      01/18/12           6.625%       3,332
  Lehman Brothers Mtn # Tr 00476      03/13/14           4.800%       1,624
  Liberty Media Corp New Sr Nt    09/17/06-05/15/13  VAR RT-5.700%    3,936
  Liberty Media Corp Sr Deb           02/01/30           8.250%         977
  Liberty Media Corp Sr Nt            07/15/29           8.500%         311
  Lockheed Martin Corp Deb            12/01/29           8.500%       9,617
  Loral Corp Deb                      09/15/23           7.000%       1,132
  Marsh & McLennan Cos Inc Sr Nt      07/15/14           5.375%       1,538
  Massmutual Global Fdg II 144A       07/15/08           2.550%         978
  May Dept Stores Co Sr Nt            07/15/24           6.650%       2,535
  MBNA Amer Bk Natl Assn              06/15/12           6.625%         550
  MBNA Amer Bk Natl Assn 144A         01/15/08           5.375%       1,565
  MBNA Cr Card Master Tr 01-1 A       10/15/08           5.750%       6,703
  MBNA Master Cr Cd Tr 11 CL A        07/15/07           VAR RT       3,851
  McDonalds Corp Mtn # Tr 00089       04/30/07           5.375%         521
  Meadwestvaco Corp Nt                04/01/12           6.850%       2,572
  Merck & Co Inc Debs                 03/01/28           6.400%         189
  Merck & Co Inc Mtns Tr 00011        05/13/37           5.760%         544
  Merck & Co Inc Sr Nt                02/15/13           4.375%       5,456
  Meridian Fdg Co LLC Mtn Tr 00022    10/06/08           VAR RT       1,438
  Merrill Lynch & Co Inc Nts          02/17/09           6.000%       2,868
  Merrill Lynch & Co Mtn Tr 00432     07/15/14           5.450%       2,226
  Merrill Lynch & Co Mtn Tr 00440     09/10/09           4.125%       1,252
  Merrill Lynch & Co Mtn Tr 00453     01/15/15           5.000%       2,440
  Metropolitan Edison Co Sr Nt    03/15/13-04/01/14  4.875%-4.950%    3,048
  Meyer Fred Inc Del New Nts          03/01/08           7.450%         848
  Midamerican Energy Hldgs Co         10/01/12           5.875%       1,226
  Midland Bank Plc Nts                03/15/11           6.950%       3,832
  Mizuho Finl Grp Cayman 144A         04/15/14           5.790%       6,019
  Mobil Corp Nt                       08/15/21           8.625%       1,750
  Morgan Stanley DW & Co Gl Nt        04/15/06           6.100%       3,323
  Morgan Stanley Global Nt            03/01/13           5.300%       4,490
  Morgan Stanley Nt               04/01/07-01/15/10  3.875%-5.800%   24,286
  Motorola Inc                        05/15/25           7.500%       1,392
  Motorola Inc Nts                    11/15/10           7.625%       1,187
  Nabisco Inc Debs                    06/15/15           7.550%       1,175

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
  Corporate Debt Instruments:
  National City Bk Mtn #Sb 00001      02/15/11           6.300%       1,046
  National City Bk Mtn #Tr000183      05/15/08           3.300%       6,593
  National City Bk Mtn #Tr00216       08/01/09           4.150%       3,594
  National Rural Utils Coop           02/15/08           3.875%       1,779
  National Rural Utils Coop Fin       03/01/12           7.250%       1,232
  Nationwide Bldg Soc Mtn #00011      01/30/07           2.625%       3,288
  Network Rail Mtn                    03/26/08           2.625%       3,256
  New America Inc Gtd Sr Deb          11/30/28           7.625%       2,918
  Newell Rubbermaid Inc Nt            05/01/10           4.000%         775
  News America Hldgs                  02/01/13           9.250%       1,169
  News America Inc Bd 144A            12/15/14           5.300%       3,548
  News America Inc Gtd Sr Debs        04/08/28           7.125%       1,116
  News America Inc Gtd Sr Nt          03/15/33           6.550%         132
  Nexen Inc Nt                        11/20/13           5.050%       2,574
  Niagara Mohawk Pwr Corp Sr Nts      10/01/08           7.750%         837
  Nisource Fin Corp                   11/23/09           VAR RT       1,822
  Nisource Fin Corp Gtd Nt            11/01/06           3.200%       1,184
  Nissan Auto Rec 04-B CL A-3         05/15/08           3.350%       8,977
  Nissan Auto Rec 2001-C CL A4        02/15/07           4.800%         331
  Nissan Auto Rec 03C A3              03/15/07           2.230%       1,940
  Noble Energy Inc Nt                 04/15/14           5.250%       1,209
  Norfolk Southern Corp Bds           05/01/37           7.050%       3,694
  Norfolk Southn Corp Sr Nt           02/15/31           7.250%       2,060
  Northrup Grumman Corp Deb       03/01/06-02/15/31  4.079%-7.875%    3,979
  Northrup Grumman Corp Nt            02/15/11           7.125%       3,380
  Northwest Airls Passthru 99-2       09/01/20           7.575%         159
  Norwest Finl Inc Nt                 05/03/05           7.600%       2,032
  Occidental Pete Corp Nt         01/15/07-01/15/12  5.875%-6.750%    1,290
  Occidental Pete Corp Sr Debs        04/01/28           7.200%         389
  Occidental Petroleum Nts            02/15/29           8.450%         538
  Ohio Pwr Co Sr Nt Ser E             02/15/33           6.600%       1,315
  Oil Ins Ltd Deferrable 144A         08/15/33           VAR RT         721
  Oncor Elec Delivery Co Deb          09/01/22           7.000%       3,106
  Oncor Elec Delivery Co Sr Secd      01/15/15           6.375%       1,702
  Pacific Gas & Electric Co           04/03/06           VAR RT         998
  Pacific Gas & Electric Co 1st Mtg   03/01/34           6.050%       6,969
  Panhandle Eastn Pipe Line           03/15/07           2.750%       1,370
  Panhandle Eastn Pipe Line Co        08/15/08           4.800%       1,448
  PC Finl Partnership Gtd Sr Nt       11/15/14           5.000%       3,227
  Peco Energy 99-A CL A-4             03/01/07           5.800%       1,446
  Peco Energy 99-A CL A-6             03/01/09           6.050%       3,628
  Peco Energy Co 1st & Ref Mtg        05/01/08           3.500%       1,260
  Pemex Proj Fdg Master Tr Gtd        11/15/11            STEP        7,222
  Penn Mut Life Ins Co 144A           06/15/34           6.650%       1,771
  Pepsi Bottling Grp Inc Gtd Sr       03/01/29           7.000%         496
  Pepsi Americas Inc Mtn #TR00003     09/12/07           3.875%       1,742
  Petro CDA Sr Nt                     07/15/33           5.350%       1,206
  Petrobas Intl Fin Co Sr Nt          07/06/11           9.750%       1,335
  Petroliam Nasional Bhd Bd 144A  10/18/06-10/15/26  7.125%-7.625%    2,698

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
  Corporate Debt Instruments:
  Pfizer Inc Nt                       03/01/18           4.650%         933
  Philip Morris Cos Inc               02/01/06           6.375%       1,040
  Phoenix Life Ins Surplus 144A       12/15/34           7.150%       1,312
  Pioneer Nat Res Co Sr Nt            07/15/16           5.875%       1,743
  Placer Dome Inc Deb                 10/15/35           6.450%       1,819
  Procter & Gamble Co Deb             09/01/24           8.000%       2,555
  Proctor & Gamble Co Nt              08/15/14           4.950%       3,743
  Procter & Gamble ESOP Deb Sr-A      01/01/21           9.360%       3,235
  Procter & Gamble Co Sr Nt           08/15/08           4.300%         738
  Progress Energy Inc Sr Nt       03/01/06-10/30/31  6.750%-7.100%    4,256
  Prologis Tr Nt                      04/15/08           7.100%       1,951
  Protective Life Mtn #Tr 00001       11/24/08           3.700%       2,764
  PSEG Pwr LLC Sr Nt                  04/15/31           8.625%         672
  Public Svc Co Colo 1st Ser 14       10/01/08           4.375%       2,279
  Pulte Homes Inc Sr Nt               02/15/13           6.250%         496
  Rabobank Cap Fdg 144A               10/29/49           VAR RT       1,476
  Raytheon Co Bonds                   08/15/27           7.200%       1,028
  Raytheon Co Nts                 08/15/07-01/15/11  4.850%-6.750%    6,708
  Reed Elsevier Capital               08/01/06           6.125%       1,597
  Reed Elsevier Capital Bonds         08/01/11           6.750%         674
  Republic Svcs Inc Nt                08/15/11           6.750%         661
  Rio Tinto Fin USA Ltd               09/30/08           2.625%       1,197
  Rohm & Haas Co Deb                  07/15/29           7.850%       1,450
  Royal Bk Scotland Group Plc     11/12/13-04/29/49  VAR RT-5.000%    7,237
  Royal Bk Scotland Sub Nts           10/01/14           5.000%         837
  Royal KPN NV Nt                     10/01/10           8.000%       1,804
  Safeway Inc Nt                      08/15/12           5.800%       1,463
  Salomon Smith Barney Hldgs Nt       02/15/08           6.500%      22,443
  Santander Finl Sub Nts              02/15/11           6.375%         665
  SBC Communications                  09/15/14           5.100%       6,965
  SBC Communications Inc Gl Nt    03/15/11-06/15/34  6.250%-6.450%    5,076
  Scana Corp Mtn Trnahce Tr00014      05/15/11           6.875%       1,131
  Science Application Intl Corp       07/01/33           5.500%       1,196
  Sempra Energy Nt                    05/21/08           VAR RT       2,083
  Shurgard Storage Ctrs Inc Nt        02/22/11           7.750%       1,586
  Signet Bk Mtn Sub Bk #Sr00001       09/15/06           7.800%       3,795
  Simon PPTY Group Inc New Nt         01/30/09           3.750%         688
  Simon PPTY Group LP Nt              11/15/07           6.375%       1,407
  SLM Corp Mtn #Tr00007               01/15/13           5.375%       4,475
  SLM Corp Mtn #Tr 00013              03/17/08           3.625%       1,382
  SLM Corp Mtn #Tr 00024              08/01/33           5.625%       2,225
  SLM Corp Mtn #Tr00031               10/01/13           5.000%       1,388
  Southern Calif Edison Co 03B        02/15/07           8.000%       1,089
  Southern Calif Edison Co Nt         04/01/29           6.650%       2,646
  Southwestern Bell Tel Co            07/15/07           6.625%       2,796
  Spieker Properties Inc Debs         10/01/27           7.500%       1,028
  Sprint Cap Corp                     11/15/28           6.875%       2,707
  Sprint Cap Corp Gtd Nt              01/15/07           6.000%       4,519
  Sprint Cap Corp Nt              03/15/12-03/15/32  8.375%- 8.750%   8,830

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
  Corporate Debt Instruments:
  Sprint Cap Corp Sr Nt               08/17/06           VAR RT       1,044
  Standard Chartered Bk 144A          05/30/31           8.000%       1,200
  Sumitomo Mitsui Bk Corp Sub Nt      06/15/12           8.000%         924
  Sunamerica Inc Debs                 07/31/97           5.600%         480
  Sunamerica Inc Notes                10/01/07           6.750%       7,527
  Suncor Energy Inc Nt                12/01/34           5.950%       1,767
  Suntrust Bks Inc Sr Nt          10/15/07-10/15/08  3.625%-4.000%    6,760
  Sysco Intl Co Gtd Nt                06/01/12           6.100%       1,093
  System Energy Resources Inc         10/01/07           4.875%       1,256
  Tampa Elec Co Nt                    08/15/12           6.375%         505
  Target Corp Nt                  10/01/08-03/01/12  5.400%-5.875%    1,387
  Tate & Lyle Intl Fin Plc Nt         11/15/14           5.000%       2,451
  TCI Commun Inc                  08/01/05-08/01/15  8.000%-8.750%    3,588
  TCI Communications Inc Debs         02/15/26           7.875%       3,141
  Telecommunications Inc Deb          08/01/13           7.875%       1,482
  Tele N L Participacoes              12/18/13           8.000%       1,349
  Telecom Italia Cap Gtd Sr 144A  01/15/10-09/30/34  4.000%-6.000%    9,465
  Telecom Italia Cap Gtd Sr Nt B      11/15/13           5.250%       3,652
  Telefonica Europe BV US Nt      09/15/10-09/15/30  7.750%-8.250%    6,109
  Telefonos De Mexico S A Sr Nt       11/19/08           4.500%       2,273
  Telus Corp                          06/01/11           8.000%       1,100
  Texaco Cap Inc                      03/15/20           9.750%         893
  Texaco Cap Inc Deb                  09/01/21           8.875%       3,990
  Texas Eastn Transmission Corp       07/15/07           5.250%       1,211
  TIAA Global Mkts Inc Nt 144A        11/15/07           4.125%       1,917
  Time Warner Cos Inc                 02/01/24           7.570%       4,646
  Time Warner Cos Inc 95              06/15/05           7.750%       2,242
  Time Warner Entmt Co LP             07/15/33           8.375%       2,045
  Time Warner Entmt Co LP Sr Deb      03/15/23           8.375%       5,976
  Time Warner Inc Bnds                05/15/29           6.625%       1,979
  Toyota Motor Credit Nts             12/15/08           5.500%         582
  Toyota Motor Cr Corp Mtn TR00396    08/25/06           VAR RT       6,483
  Toyota Motor Cr Corp Nt             12/15/10           4.350%         632
  Turner Broadcasting Systems         07/01/13           8.375%       3,293
  TXU Energy Co LLC Sr Nt             03/15/13           7.000%       3,606
  TXU Energy Co LLC Sr Nt 144A        01/17/06           VAR RT         912
  Tyco Intl Group SA Nt           11/01/08-11/15/13  6.000%-6.125%    8,176
  Tyco Intl Group SA Gtd Nt       02/15/06-01/15/29  6.375%-6.875%    5,537
  Tyco Intl Group SA Sr Nt            10/15/11           6.375%       9,337
  Tyson Foods Inc Bonds               01/15/28           7.000%       1,042
  Tyson Foods Inc Nt                  10/01/11           8.250%       1,682
  US Bk Natl Assn Mtn #TR00192        02/06/09           3.750%       5,441
  UFJ Fin Aruba A E C Gtd Nt          07/15/13           6.750%       1,279
  Unilever Cap Corp               11/01/05-11/01/10  6.875%-7.125%    3,826
  Union Bancal Corp Sub Nt            12/16/13           5.250%         959
  Union Pac Corp Nt                   01/15/11           6.650%       1,970
  Union Pac Corp Sr Nt                01/15/15           4.875%         780
  Union Pac Res Group Inc Deb         05/15/28           7.150%       2,809
  Union Pac Res Group Inc Nt          05/15/05           6.500%         506

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
Corporate Debt Instruments:
  Union Pacific Corp Bds              02/01/29           6.625%       1,196
  United States Cellular Corp Sr      12/15/33           6.700%       2,390
  United Technologies Corp Deb        09/15/29           7.500%       1,265
  United Technologies Corp Nt     09/15/06-05/15/12  6.100%-7.000%    4,195
  United Utils Plc Nt                 02/01/19           5.375%       2,597
  United Health Group Inc Nt          01/17/07           5.200%       5,581
  US Bancorp Mtn #TR 00147            07/15/07           5.100%       1,305
  US Bk Natl Assn # TR 00205          03/12/07           2.400%       2,868
  US Bk Natl Assn Mtn #SB 00001       08/01/11           6.375%       2,075
  USA Ed Inc Mtn # TR 00014           04/10/07           5.625%         261
  USA Networks Inc/Usani LLC Nt       11/15/05           6.750%         365
  USA Waster Services Inc Sr Nts      07/15/28           7.000%       3,197
  Valero Energy Corp Nt           04/15/07-04/15/12  6.125%-6.875%    2,208
  Verizon Global Fdg Corp Bd          06/15/12           6.875%         803
  Verizon Global Fdg Corp Global      09/01/12           7.375%         962
  Verizon Global Fdg Corp Nt      12/01/05-06/15/32  6.125%-7.750%    7,933
  Verizon MD Inc Deb Ser B            06/15/33           5.125%       6,969
  Verizon New Eng Inc Deb             09/15/11           6.500%       2,782
  Verizon New York Inc Deb Ser A  04/01/12-04/01/32  6.875%-7.375%    2,782
  Verizon Wireless Cap LLC Nt         12/15/06           5.375%         683
  Viacom Inc Sr Nt                05/01/07-08/15/12      5.625%         764
  Virginia Elec & Pwr Co Sr Nt    02/01/07-03/01/13  4.750%-5.375%    4,257
  Vodafone Airtouch PLC Nt            02/15/10           7.750%       8,549
  Vodafone Group PLC New Nt       01/30/08-12/16/13  3.950%-5.000%    3,075
  Volkswagen Auto 04-A A-3            07/20/07           2.840%         865
  Wachovia Corp 2nd New Nt        02/17/09-02/15/14  3.625%-4.875%   10,801
  Wachovia Corp New Sub Nt            08/01/14           5.250%       3,880
  Wal-Mart Stores Inc Nt          08/10/09-02/15/30  6.875%-7.550%    5,026
  Wal-Mart Stores Inc Global Nt       02/15/11           4.125%       2,455
  Wal-Mart Stores Notes               08/01/06           5.450%       3,103
  Washington Mut Bk FA #SB00002       08/15/14           5.650%       4,569
  Washington Mut Bk FA Mtn 00003      01/15/15           5.125%       1,212
  Washington Mut Inc St Nt            01/15/10           4.200%       1,532
  Washington Mut Inc Sub Nt           04/01/14           4.625%       1,143
  Waste Mgmt Inc Del Sr Nt        08/01/10-05/15/32  7.375%-7.750%    1,809
  Wellpoint Inc Nt 144A           12/15/14-12/15/34  5.000%-5.950%    4,695
  Wells Fargo & Co Ne Sub Nt          09/10/12           4.000%       1,402
  Wells Fargo & Co New Nt         02/15/07-04/01/09  3.125%-5.125%   12,826
  Wells Fargo & Co New Sub Nt         11/15/14           5.000%         921
  Wells Fargo & Co Sub                04/15/08           6.250%         941
  Westinghouse Cr Corp Nt             06/14/14           8.875%       2,633
  Westvaco Corp Del Deb               02/15/31           7.950%         637
  Weyerhaeuser Co Deb             07/15/23-12/15/33  6.875%-7.125%    3,415
  Weyerhaeuser Co Nt              08/01/06-12/15/09  5.250%-6.125%    5,320
  Weyerhaeuser Co Nts             03/15/12-03/15/32  6.750%-7.375%    2,388
  World SVGS Bk FSB # TR 00001        12/15/09           4.125%       2,103
  Wyeth Sr Nt                     02/01/24-02/01/34  6.450%-6.500%    7,306
  XCEL Energy Inc Minn Sr Nt          12/01/10           7.000%       1,385
  XL Cap Ltd Sr Nt                09/15/14-11/15/24  5.250%-6.375%    2,151

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                       FIXED INCOME FUND (continued)

                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------    ---------
  Corporate Debt Instruments:
  XTO Energy Inc                      04/15/12           7.500%         805
  XTO Energy Inc Sr Nt                04/15/13           6.250%       1,036
  XTO Energy Inc Sr Nt 144A           01/31/15           5.000%       3,885

  Other Investments:
  Chile Rep Nt                        01/28/08           VAR RT       1,109
  Financement Quebec                  10/25/12           5.000%      10,609
  Illinois St Txbl                    06/01/33           5.100%       9,921
  Italy Rep Nt                        12/14/07           3.750%       3,495
  Malaysia Nt                         07/15/11           7.500%         647
  Mexico United Mexican Sts Bd        12/30/19           8.125%       5,276
  New York N Y Prerefunded Tax        11/15/20           7.550%       8,363
  Ontario Hydro                       01/30/08           6.100%       2,894
  Ontario Prov CDA Nt                 12/15/06           2.650%       3,990
  Prov of Nova Scotia                 02/27/12           5.750%       2,357
  Prov of Ontario                     07/17/12           5.125%       1,766
  Prov of Quebec                  01/30/07-01/22/11  6.125%-7.000%   16,080
  Prov of Saskatchewan                03/15/08           7.125%       2,788
  Quebec Prov CDA Nt                  05/05/14           4.875%       1,676
  Sales Tax Asset Receivable N Y      10/15/10           4.060%       2,330
  South Africa Rep Nt             04/25/12-06/02/14  6.500%-7.375%    1,874
  United Mexican Sts #TR 00006        01/14/11           8.375%       5,738
  United Mexican Sts #TR 00013        04/08/33           7.500%      13,631
  United Mexican Sts Mtn TR00009      09/24/22           8.000%       7,751
  United Mexican Sts Mtn TR00015      01/15/14           5.875%         946
  United Mexican Sts Mtn TR00017      09/27/34           6.750%       6,997
  Wisconsin St Gen Rev Txb-Ser A  05/01/13-05/01/26  4.800%-5.700%    1,533

  Common/Collective Trust:
  TBC Inc. Pooled Emp Daily           12/31/49           VAR RT     110,221

  Interest Bearing Cash:
  State Street Bk & TR Instl C/D      12/11/06           VAR RT       1,574
                                                                 ----------
  Total Investment Contracts                                     $2,124,373
                                                                 ==========

                                  Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------

**Common/Collective Trusts
  TBC Inc. Pooled Emp Daily        $ 22,020                        $ 22,020
                                                                   ========

                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                      SIP MANAGED SMALLER STOCK FUND

                                 Principal
                                 Amount or                          Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
U.S. Government Securities:
  Federal Natl Mtg Assn Discount      500                          $    497
                                                                   --------

Common Stocks:
  AAR Corp.                            14                          $    191
  AMN Healthcare Svcs Inc Com           9                               142
  ATMI Inc. Com.                       13                               291
  Aaron Rents Inc. Com.                53                             1,326
  Accredited Home Lenders Hldg Com      7                               322
  Accredo Health Inc. Com.             10                               264
  Actel Corp. Com.                      7                               113
  Activision Inc.                      64                             1,289
  Acxiom Corp. Com.                    21                               552
  Adaptec Inc. Com.                     7                                54
  Adesa Inc. Com.                       2                                34
  Adeza Biomedical Corp. Com            2                                27
  Advanced Neuromodulation Sys
    Inc. Com.                          24                               975
  Advanta Corp. CL A                    7                               155
  Advisory Board Co. Com.               9                               324
  Aeroflex Inc.                         7                                84
  Aeropostale Inc. Com.                 2                                62
  Affiliated Managers Group Inc Com     4                               237
  Affymetrix Inc. OC Cap. Stk.         11                               419
  Agere Sys. Inc. CL A                108                               144
  Agilysys Inc.Com.                     5                                83
  Airgas Inc.                          64                             1,713
  Airnet Sys. Inc. Com.                 2                                 6
  Alamo Group Inc.                      1                                 3
  Alamosa Hldgs. Inc. Com.            127                             1,572
  Alaska Air Group Inc.                 1                                13
  Aldila Inc. Com. New                  1                                 6
  Alleghany Corp. Del.                  2                               427
  Alliance Data Sys. Corp. Com.        11                               526
  Alliant Energy Corp. Com.            12                               334
  Allied Defense Group Inc. Com.        2                                40
  Allied Healthcare Prods. Inc.         1                                 4
  Allied Healthcare Intl. Inc. Com.     2                                12
  Allied Motion Tech. Inc. Com.         2                                11
  Allied Waste Inds. Inc. New Com.     71                               658
  Alloy Inc. Com.                      23                               181
  Almost Family Inc. Com.               1                                 1
  Alpharma Inc. CL A Com.              12                               197
  Allscripts Healthcare Solutions
    Inc. Com.                          56                               589
  Altiris Inc. Com.                    16                               548
  Ambassadors Group Inc. Com.           2                                61

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Ambassadors International             2                                34
  American Biltrite Inc.                1                                 8
  American Cap Strategies Ltd. Com.     4                               120
  American Dental Partners Inc. Com.    3                                56
  American Eagle Outfitters New         3                               140
  American Financial Group Inc Ohio
    Com.                                6                               173
  American Greetings Corp. CL A        15                               390
  American Healthways Inc.             19                               652
  American Home Mtg Invt Corp Com       9                               297
  American Italian Pasta Co. CL A Com  17                               397
  American Locker Group Inc.            1                                 7
  American Natl. Inc. Co.               2                               158
  American PAC Corp.                    3                                24
  American Retirement Corp. Com.        4                                44
  American Safety Ins Hldgs Ltd Com     2                                36
  American Shared Hosp. Svcs.           2                                10
  American Software Inc.                8                                47
  Ameron International Corp.            4                               161
  Amerus Group Co. Com.                 1                                27
  Ameriserve Finl. Inc. Com.            1                                 1
  Amrep Corp.                           1                                 5
  Analogic Corp. Com.                   3                               123
  Andersons Inc. Com.                   3                                77
  Angelica Corp. Com.                   3                                84
  Anixter Intl. Inc. Com.               2                                76
  AnnTaylor Stores Corp. Com.          13                               270
  Aon Corp. Com.                      115                             2,719
  Applied Films Corp. Com.              5                               115
  Applied Indl. Tech. Inc. Com.         1                                 4
  Arch Chemical Inc. Com.               6                               163
  Argon St. Inc. Com.                   3                               107
  Ark Restaurants Corp.                 1                                12
  Armor Hldgs. Inc.                    10                               452
  Arrow Electrs. Inc. Com.             19                               473
  Artisan Components Inc. Cash Merger  21                               784
  Ashland Inc.                         20                             1,185
  Ashworth Inc.                         2                                21
  Ask Jeeves Inc. OC Com.              10                               281
  Aspen Technology Inc. Com.           14                                85
  Astec Inds. Inc.                      1                                24
  Atlantic Tele-Network Inc Com New     1                                26
  Atlantis Plastics Inc. CL A Com.      1                                 7
  Atmos Energy Corp.                    2                                41
  Auburn Natl. Bancorp Com.             1                                25
  Audible Inc. Com. New                 1                                26
  Autodesk Inc. Com.                    1                                23

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Autoliv Inc. Com.                    12                               576
  Avatar Hldgs. Inc. Com.               2                                78
  Aviall Inc. New Com.                  8                               193
  Avocent Corp. Com.                   18                               711
  Axcan Pharma Inc. Com.               42                               823
  Axcelis Technologies Inc. Com.       41                               333
  Axonyx Inc. Com.                     61                               375
  Aztar Corporation                     3                               101
  BISYS Group Inc. Com.                24                               396
  BNCCORP Inc.                          1                                19
  Baker Michael Corp.                   3                                56
  Bank of Hawaii Corp.                  1                                61
  Bankunited Fin. Corp. CL A           17                               552
  Banner Corp. Com.                     1                                10
  Barns Group Inc. Com.                 4                                99
  Barnwell Inds. Inc.                   1                                36
  Barrett Bill Corp. Com.               2                                66
  Barrier Therapeutics Inc. Com.        3                                51
  Bassett Furniture Inds. Inc.          4                                85
  Bausch & Lomb Inc. Com.              26                             1,664
  Beazer Homes USA Inc.                 2                               290
  Bedford PPTY. Invs. Com.              3                                97
  Belden CDT Inc. Com.                 22                               527
  Bell Microproducts Inc. Com.         25                               240
  Berkley W. R. Corp. Com.              1                                14
  Berkshire Bancorp Inc. Del. Com.      2                                46
  Berkshire Hills Bancorp. Inc. Com.    1                                 8
  Beverly Enterprises Inc. Com. New   120                             1,100
  Bio Logic Sys. Corp.                  1                                13
  Black Box Corp. Del. Com.             3                               138
  Blair Corp.                           3                               123
  Blount Intl. Inc. New Com.            1                                 2
  Bluegreen Corp.                      10                               199
  Bon Ton Stores Inc. Com.              2                                24
  Bonso Electrs. Intl. Inc.             1                                 5
  Borders Group Inc. Com.              33                               814
  Borland Software Corp. Com.          14                               164
  Boston Acoustics Inc.                 1                                 1
  Bowne & Co. Inc. Com.                16                               259
  Brandywine Rlty Tr Sh Ben Int New    16                               485
  Brigham Expl. Co. Com.               41                               359
  Brinks Co. Com.                       5                               182
  Britton & Koontz Cap. Corp. Com.      1                                 2
  Brookfield Homes Corp. Com.           1                                27
  Brooks Automation Inc. Com.          21                               363
  Buffalo Wild Wings Inc. Com.          7                               250
  CBRL Group Inc. Com.                 12                               513
  C Cor Inc.                           16                               154

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  CDI Corp. Com.                        8                               163
  C D W Corp. Com.                     23                             1,536
  CFS Bancorp Inc. Com.                 6                                84
  C H Robinson Worlwide Inc.           21                             1,172
  CPAC Inc.                             3                                15
  CSS Inds. Inc.                        4                               126
  CT Communications Inc. Com. New       2                                22
  CTS Corp.                            19                               249
  CACI Intl. Inc. CL A                  1                                14
  California First Natl Bancorp Com     3                                39
  California Pizza Kitchen Inc. Com.   12                               275
  California Wtr. Svc. Group Com.       7                               256
  Callaway Golf Co. Com.               18                               237
  Callon Pete Co. Del.                  5                                73
  Cambrex Corp. Com.                    6                               171
  Capital TR Inc. Md. CL A New          3                                78
  Capital Source Inc. Com.             14                               353
  Caremark RX Inc. Com.                 6                               228
  Carlisle Cos. Inc. Com.              10                               665
  Carmax Inc. Com.                     31                               960
  Carriage Svcs. Inc. Com.              1                                 7
  Carrizo Oil & Gas Inc. Com.           3                                30
  Carver Bancorp Inc. Com.              1                                24
  Cass Information Sys. Inc. Com.       1                                 1
  Cato Corp. CL A                       2                                61
  Celadon Group Inc.                    3                                69
  Cemex SA Spon. ADR New               36                             1,314
  Central Fght Lines Inc. New Com.     23                               145
  Central Garden & Pet Co. Com.         7                               275
  Centure Finl. Corp. Com.              1                                28
  Century Business Inc. Com.            1                                 1
  Ceres Group Inc. Com.                14                                71
  Cerner Corp.                          6                               317
  Champion Enterprises Inc. Com.        1                                 2
  Charming Shoppes Inc. PA Com.        16                               154
  Chase Corp. Com.                      1                                 2
  Checkfree Corp. New Com.              5                               180
  Checkpoint Sys Inc. Com.             11                               194
  Chesapeake Corp. VA Com.              4                               122
  Chesapeake Energy Corp. Com.         23                               373
  Chesapeake Utils. Corp.               1                                 3
  Chicago Rivet & Mach. Co.             1                                16
  Choice Hotels Intl. Inc. Com.         1                                35
  Chiquita Brands Intl. Inc. Com.      15                               324
  Chittenden Corp.                      8                               227
  Choicepoint Inc. Com.                25                             1,139
  Christopher & Banks Corp. Com.        9                               171

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Chromcraft Revington Inc.             1                                 1
  Ciber Inc. Com.                      24                               236
  Cintas Corp.                         21                               940
  Circor Intl. Inc. Com.                5                               121
  Claires Stores Inc. Com.              5                                97
  Coachmen Inds. Inc.                   7                               122
  Coast Distr. Sys. Com.                1                                 4
  Cobra Electrs. Corp.                  2                                19
  Cognos Inc. Com.                     14                               643
  Cognizant Tech. Solutions CL A       47                             1,995
  Coherent Inc. Com.                   11                               341
  Coinstar Inc. Com.                   29                               771
  Colonial Bancgroup Inc. Com.         40                               863
  Comcast Corp. New CL A               14                               463
  Comcast Corp. New CL A SPL           76                             2,487
  Commerce Group Inc. MASS             10                               584
  Commercial Fed. Corp. Com.            2                                59
  Commercial Net Lease Rlty. Inc.
   Com.                                 1                                10
  Commscope Inc. Com.                   7                               129
  Compex Technologies Inc. Com.         3                                13
  Computer Task Group Inc. Com.        15                                83
  Comstock Res. Inc. New               10                               212
  Conceptus Inc. Com.                  11                                90
  Conmed Corp. Com.                    10                               297
  Connetics Corp. Com.                 71                             1,734
  Consol. Energy Inc. Com.              4                               174
  Consolidated Graphics Inc.            1                                33
  Continental Matls. Corp. Com.         1                                11
  Coors Adolph Co. CL B                 4                               334
  Copart Inc.                          60                             1,579
  Corinthian Colleges Inc. Com.         8                               156
  Corn Prods. Intl. Inc. Com.           5                               278
  Cornell Companies Inc.                5                                82
  Corporate Executive Bd. Co. Com.     25                             1,695
  Corus Bankshares Inc.                14                               664
  Cost Plus Inc. Calif.                11                               353
  Cost-U-Less Inc. Com.                 1                                10
  Costar Group Inc. Com.               12                               543
  Covance Inc. Com.                    12                               447
  Covenant Trans. Inc. CL A             7                               150
  Cowlitz Bancorp Longview Wash.
    CDT-Com.                            3                                33
  Crane Co.                            23                               665
  Cray Inc. Com.                       12                                56
  Credence Sys. Corp.                  33                               301
  Cree Inc. Com.                        1                                20
  Creo Inc.                            18                               273
  Crompton Corp. Com.                  22                               257
  Cross A T Co. CL A                    2                                10

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Crown Castle Intl. Corp. Com.        22                               355
  Crown Holdings Inc. Com. 144 A       79                             1,086
  Crt PPTYS Inc. Com.                  10                               240
  Ctrip Com Intl Ltd American Dep       3                               136
  Cubist Pharmaceuticals Inc.          12                               148
  Culp Inc.                             1                                 1
  Cummins Inc. Com.                     3                               243
  Cumulus Media Inc. CL A              59                               889
  Curtiss Wright Corp.                  1                                23
  Cutter & Buck Inc. Com.               1                                 7
  Cymer Inc. Com.                       7                               214
  Cypress Biosciences Inc.             13                               175
  Cypress Semiconductor Corp.          83                               967
  D & E Communications Inc.             1                                 2
  DJ Orthopedics Inc. Com.             17                               371
  Dade Behring Hldgs. Inc. Com.        11                               639
  Datascope Corp.                       5                               209
  Dave & Busters Inc.                   5                                95
  Dawson Geophysical Co. Com.           2                                48
  Deckers Outdoor Corp. Com.            2                                69
  Decoma Intl. Int. CL A Sub VTG        1                                 1
  Delphi Finl. Group Inc. CL A Com.    11                               487
  Delta Apparel Inc. Com.               1                                12
  Department 56 Inc. Com.               5                                90
  Devry Inc. Del. Com.                 33                               576
  Diedrich Coffee Inc. Com. New         1                                 1
  Digi Intl. Inc.                       4                                60
  Diodes Inc.                           4                                99
  Directtv Group Inc. Com.            181                             3,037
  Discovery Partners Intl Inc Com       8                                38
  Disney Walt Co. Com.                108                             3,011
  Dixie Group Inc. CL A                 2                                30
  Dominion Resources Black Warrior
    TR VA Unit Ben. Int.                1                                18
  Doral Financial Corp.                 2                                98
  Dress Barn Inc. Com.                  1                                 9
  Dril-Quip Inc. Com.                   3                                65
  Ducommun Inc. Del. Com.               1                                 4
  Duquesne Lt. Hldgs. Inc. Com.        22                               412
  Duratek Inc. Com.                     4                                92
  EGL Inc. Com.                        15                               448
  EMAK Worldwide Inc. Com.              2                                24
  EMS Technologies Inc. Com.            2                                28
  E Piphany Inc. Com.                  14                                68
  ESB Finl. Corp. Com.                  2                                25
  E-Z-EM Inc. Com. New                  4                                62
  Eagle Matls. Inc. Com.                1                                46
  Eagle Mtls. Inc. CL B                 1                                95

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Earthlink Inc. Com.                  50                               589
  Eastern Co.                           1                                12
  Eastman Chem. Co. Com.                6                               369
  Ebay Inc. Com.                        8                               979
  Edgewater Technology Inc. Com.        4                                20
  Edwards Life Sciences Corp. Com.     22                               937
  Edwards A G Inc. Com.                22                               941
  Efunds Corp. Com.                    10                               242
  Electro Rent Corp.                    9                               133
  Electro Scientific Inds. Inc.        16                               311
  Elkcorp Com.                         27                               933
  Elmira Svgs. Bk. FSB Elmira NY        1                                14
  Emcor Group Inc. Com.                 4                               168
  Encysive Pharmaceuticals Inc. Com.   16                               158
  Energy Partners Ltd. OC Com.          9                               178
  Enesco Group Inc. Com.                2                                18
  Enpro Inds. Inc. Com.                 1                                 3
  Entercom Communications Corp.        38                             1,360
  Entertainment PPTYS Tr Com SH
   Ben Int                              1                                49
  E Plus Inc. Com.                      4                                42
  Espey Mfg. & Electrs Corp.            1                                16
  Esterline Technologies Corp.         15                               493
  Ethan Allen Interiors Inc. Com.       5                               205
  Euronet Worldwide Inc. Com.          28                               746
  Evans & Sutherland Computer          11                                77
  Exar Corp. Com.                      23                               318
  Excel Technology Inc.                 5                               140
  Expeditors Intl. Wash. Inc. Com.     23                             1,297
  Exponent Inc. Com.                    5                               123
  Express Scripts Inc. Com. Stk        18                             1,356
  Ezcorp Inc. CL A Non Vtg              1                                21
  FBL Fin'l Group Inc. CL A             5                               145
  FEI Company                          15                               318
  FFW Corp.                             1                                20
  FMC Technologies Inc. Com.            9                               300
  FMC Corp. New Com.                   27                             1,311
  FPIC Ins. Group Inc. Com.             4                               154
  FSI Int'l. Inc.                      30                               134
  FTI Consulting Inc. Com.              7                               138
  Fair Isaac Inc. Com.                 13                               459
  Famous Daves Amer. Inc. Com.          5                                62
  Fastenal Co.                         29                             1,810
  Federal Screw Wks. Com.               1                                 3
  Federal Signal Corp.                 39                               697
  Fedex Corp. Com.                     33                             3,265
  Ferro Corp. Com.                     13                               293
  F5 Network Inc. Com.                  8                               391
  Filenet Corp.                         1                                23

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                  Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  First American Corp. Com.             1                                21
  First Citizens Bancshares
    Inc. N C CL A                       3                               505
  First Franklin Corp.                  1                                24
  First Horizon Pharmaceutical Corp.    7                               170
  First Marblehead Corp. Com.           7                               392
  First Health Group Corp. Com.        40                               751
  First Niagara Finl Group Inc
    Com. New                           16                               231
  Firstservice Corp. Sub Vtg SH       112                             1,827
  Fleetwood Enterprises Inc. Com.      18                               239
  Florida Rock Inds. Inc.               3                               160
  Flowers Food Inc. Com.                3                                95
  Flowserve Corp. Com.                 41                             1,123
  Flushing Finl. Corp. Com.             7                               150
  Foodarama Supermarkets Inc.           1                                 4
  Foot Locker Inc. Com.                84                             2,265
  Forest Oil Corp. Com.                10                               318
  Foster L. B. Co. CL A                 5                                44
  Foxhollow Technologies Inc. Com.     16                               377
  Frequency Electrs. Inc.               1                                 4
  Friedman Billings Ramsey Group
    Inc. New CL A                      55                             1,076
  Frischs Restaurants Inc.              1                                14
  Frontier Oil Corp. Com.               1                                13
  Fuller H B Co. Com.                   7                               201
  Fulton Finl. Corp. PA                 7                               173
  Furniture Brands Intl. Inc. Com.     39                               988
  G III Apparel Group Ltd.              1                                 8
  GTSI Corp. Com.                       3                                34
  GameStop Corp. Com. CL B              4                                90
  Gardner Denver Inc. Com.              4                               146
  Gartner Inc.                         76                               967
  Gehl Co.                              4                               102
  Gen. Probe Inc. New Com.             23                             1,029
  Genencore Intl. Inc. Com.             1                                 3
  General Maritime Co. Com. Stk        14                               539
  General Motors Corp. Com.            53                             2,129
  Genesis Health Care Corp. Com.       11                               389
  Genitope Corp. Com.                  16                               272
  Gentex Corp. Com.                    25                               932
  Genlyte Group Inc. Com.               6                               532
  Gentiva Health Svcs. Inc.             4                                73
  Georgia Gulf Corp. Com.               7                               333
  Gerber Scientific Inc. Com.          16                               128
  Gibraltar Inds. Inc. Com.             1                                25
  Given Imaging Ord. Shs                8                               301
  Gottschalks Inc.                      1                                 1
  Graftech International Ltd. Com.     19                               176

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Granite Constr. Inc. Com.            13                               356
  Grant Prideco Inc. Com.              44                               886
  Green Mountain Power Corp.            2                                69
  Greenbrier Cos. Inc. Com.             1                                13
  Griffon Corp. Com.                   30                               823
  HCC Ins. Hldgs. Inc. Com.            21                               691
  HF Finl. Corp.                        1                                 2
  HMN Finl. Inc.                        1                                 3
  HRPT Pptys. Tr. Com. SBI             65                               836
  Haggar Corp. Com.                     3                                62
  Hallwood Group Inc. Com. New          1                                64
  Hampshire Group Ltd.                  1                                13
  Handleman Co. Del.                    9                               205
  Hanover Cap. Mtg. Hldgs. Inc. Com.    1                                 9
  Hardinge Inc.                         4                                49
  Harland John H. Co. Com.              1                                 4
  Harman Intl. Inds. Inc. New Com.      6                               755
  Harmonic Inc. Com.                   54                               451
  Harris Corp. Del. Com.               24                             1,479
  Harsco Corp.                          1                                45
  Hartmarx Corp.                        2                                12
  Hastings Entmt. Inc. Com.             1                                 2
  Hawk Corp. CL A Com.                  3                                23
  Healthcare Svcs. Group Inc.           1                                 9
  Hector Communications Corp.           2                                35
  Heico Corp. New                       1                                 2
  Heico Corp. New CL A                  5                                93
  Heidrick & Struggles Intl Inc Com     6                               220
  Hercules Inc. Com.                   58                               866
  Hewitt Assocs. Inc. Com.             33                             1,063
  Horace Mann Educators Corp New Com    3                                60
  Horizon Health Corp. Com.             3                                84
  Hub Group Inc. CL A                   1                                41
  Hughes Supply Inc. Com.              16                               509
  Hugoton Royalty Trust                 3                                88
  Humana Inc. Com.                     58                             1,730
  Hummingbird Ltd. Com.                 7                               186
  Huttig Bldg. Prods. Inc. Com.         7                                66
  ICU Med. Inc.                         4                               113
  IDX Sys. Corp. Com.                   1                                35
  ITT EDL Svcs. Inc. Com.              18                               829
  Idexx Labs Inc. Com.                 14                               761
  Ikon Office Solutions Inc. Com.       7                                79
  Inamed Corp.                          6                               379
  Independence Cmnty. Bk. Corp. Com.   30                             1,262
  Independence Hldg. Co. New Com.       4                                83
  Industrial Distr. Group Inc. Com.     4                                31
  Infocus Corp. Com.                   14                               121

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Infospace Inc. New Com.              41                             1,966
  Ingram Micro Inc. CL A Com.           7                               149
  Insight Enterprises Inc. Com.        13                               263
  Insituform Technologies Inc. CL A    13                               300
  Inphonic Inc. Com.                    8                               215
  Inspire Pharmaceuticals Inc. Com.    44                               748
  Insurance Auto Auctions Inc.          3                                71
  Integra Lifesciences Hldg. Corp.     35                             1,310
  Integrated Device Tech. Inc.         30                               347
  International Alum Corp.              2                                61
  International Stl. Group Inc. Com.    1                                40
  Internet Sec. Sys. Inc. Com.          7                               159
  Interpool Inc. Com.                  10                               213
  Interstate Hotels & Resorts Inc Com   2                                12
  Intrawest Corp. Com. New              7                               168
  Intervest Banshares Corp. CL A        2                                35
  Interoil Corp. Com.                  22                               833
  Interwoven Inc. Com.                 10                               110
  Intest Corp. Com.                     3                                13
  Intralase Corp. Com                  12                               266
  Invacare Corp.                       12                               562
  Investors Financial Svcs. CP         31                             1,525
  Ipsco Inc.                            1                                38
  Iron Mtn. Inc. PA Com.               44                             1,343
  Irwin Finl. Corp.                     8                               219
  Isramco Inc. Com. New                 1                                 2
  IXYS Corp. Del. Com.                 29                               301
  J & J Snack Foods Corp.               1                                58
  J Alexander Corp. Com.                1                                 3
  J Jill Group Inc. Com.                3                                51
  Jabil Circuit Inc. Com.              41                             1,028
  Jackson Hewitt Tax Svc. Inc. Com.    13                               322
  Jakks Pac Inc.                        2                                43
  Jo Ann Stores Inc. Com.              37                               993
  Journal Register Co. Com.             5                                94
  KCS Energy Inc. New Com.             14                               195
  K Tron Intl. Inc. Com.                1                                 5
  K2 Inc. Com.                         58                               896
  Kaman Corp. CL A                      9                               107
  Kaydon Corp.                          6                               210
  KB Home Com.                          1                                31
  Keithley Instrs. Inc. Com.           10                               201
  Kelly Svcs. Inc. CL A                 8                               256
  Kemet Corp. Com.                     65                               567
  Kendle Intl. Inc.                     4                                40
  Kennametal Inc. Com.                 35                             1,756
  Kensey Nash Corp.                    20                               688
  Keryx Biopharmaceuticals Inc. Com.   15                               171

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Kewaunee Scientific Corp.             1                                 6
  Key Energy Services Inc. Com.        76                               891
  Key Technology Inc.                   2                                21
  Kforce Inc. Com.                     48                               544
  Kimball Intl. Inc. CL B              15                               228
  Kindred Healthcare Inc. Com.         12                               354
  Kinetic Concepts Inc. Com. New       10                               762
  Knoll Inc. Com. New                   7                               120
  Knight Ridder Inc.                   33                             2,214
  Knight Trading Group Inc. Com.       96                             1,053
  Knight Transn. Inc. Com.             44                             1,106
  Koninklijke Philips Electrs NV      117                             3,095
  Korn Ferry Intl. Com. New             5                                98
  Kulicke & Soffa Inds. Inc.           28                               242
  Kyphon Inc. Com.                     38                               978
  LKQ Corp. Com.                        1                                 4
  LSB Inds. Inc.                        1                                 2
  LTC PPTYS Inc. Com.                   6                               121
  LTX Corp.                            37                               280
  La Quinta PPTYS Inc. Paired CTF      13                               115
  Labor Ready Inc.                     54                               913
  Ladish Inc. Com. New                  7                                82
  Lamson & Sessions Co.                 2                                20
  Landry's Restaurants Inc.            19                               550
  Lattice Semiconductor Corp. Com.     58                               326
  Laureate Ed. Inc. Com.               59                             2,650
  Layne Christensen Company             1                                20
  Learning Tree Int'l. Inc.            22                               299
  Lecroy Corp. Com.                    15                               336
  Lennox Int'l. Inc. Com.              36                               736
  Lesco Inc. Ohio                       1                                 5
  Lifecore Biomedical Inc.              1                                 3
  Lone Star Steakhouse Saloon           7                               198
  Long Is. Finl. Corp. Com.             1                                23
  Longs Drug Stores Corp. Com.         13                               347
  Louisiana Pac. Corp. Com.            25                               666
  Lowrance Electrs. Inc.                2                                56
  Lubrizol Corp.                        7                               275
  Lufkin Inds. Inc. Com.                5                               187
  Lumenis Ltd. Shs.                     1                                 1
  Lydall Inc.                           7                                86
  Lyon Williams Homes Com.              2                               119
  MAF Bancorp Inc.                     12                               533
  M D C Hldgs. Inc.                     9                               788
  MDU Resources Group Inc.              1                                 5
  MGI Pharma Inc.                      16                               446
  MGP Ingredienta Inc. Com.             6                                55
  MKS Instrs. Inc.                     47                               869

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  MPS Group Inc.                       74                               910
  MSC Indl. Direct Inc. CL A           33                             1,202
  MTS Sys. Corp.                        1                                27
  Mac Gray Corp. Com.                   2                                17
  Macdermid Inc.                       11                               390
  Macrovision Corp. Com.               17                               431
  Macromedia Inc. Com.                  8                               261
  Magma Design Automation Inc. Com.    20                               250
  Magnetek Inc. Com.                   17                               115
  Maguire PPTYS. Inc. Com.              5                               125
  Mair Hldgs. Inc. Com.                 3                                25
  Manatron Inc.                         2                                13
  Mapics Inc. Com.                      9                                98
  Manugistics Group Inc.               64                               180
  Marchex Inc. CL B                     1                                 2
  Marcus Corp.                          1                                 8
  Martek Biosciences Corp.             13                               675
  Marten Trans. LTD Com.                6                               135
  Martin Marietta Matls. Inc. Com.     28                             1,472
  Marvel Enterprises Inc. Com.         14                               282
  Marvell Technology Group Ltd. Shs    30                             1,063
  Massbank Corp Reading Mass Com        2                                62
  Material Sciences Corp.               6                               103
  Maxcor Finl. Group Inc.               2                                14
  Maxim Integrated Prods. Inc. Com.    10                               404
  Max Re Capital Ltd. Hamilton Shs     14                               299
  Maxtor Corp. Com. New                38                               201
  Maxwell Technologies Inc.             5                                47
  Maverick Tube Corp. Com.             17                               519
  Maximus Inc. Com.                     3                               107
  Maytag Corp. Com.                    21                               445
  Mcafee Inc.                           7                               204
  MCG Capital Corp. Com.                2                                31
  Mcrae Inds. Inc. CL A                 1                                 1
  Medcath Corp. Com.                    3                                64
  Media Gen. Inc. CL A                  9                               582
  Medicines Co. Com.                   18                               509
  Mercury Interactive Corp.             9                               402
  Merix Corp.                          32                               376
  Merrimac Industries Inc.              1                                12
  Mesa Labs Inc.                        3                                34
  Metal Mgmt. Inc. Com. New            10                               262
  Methanex Corp.                       20                               359
  Metris Cos. Inc.                     77                               992
  Microchip Technology Inc. Com.       44                             1,145
  Microsemi Corp.                       2                                39
  Midland Co.                           3                               103

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Midwestone Finl. Grp. Inc. Com.       1                                 8
  Herman Miller Inc. Com.               9                               240
  Mindspeed Tech. Inc. Com.            52                               146
  Mine Safety Appliances Co.           13                               669
  Minerals Technologies Inc Com        13                               874
  Misonix Inc. Com.                     1                                 4
  Mission West PPTYS. Inc. Md. Com.     1                                13
  Moldflow Corp. Com.                   1                                16
  Monaco Coach Corp. Com.               8                               160
  Moneygram Intl. Inc. Com.            18                               378
  Monro Muffler Brake Inc.              5                               120
  Monster Worldwide Inc. Com.          12                               407
  Movado Group Inc. Com.               10                               194
  Mueller Inds. Inc. Com.              27                               872
  Mykrolis Corp. Com.                  47                               652
  NBTY Inc.                            47                             1,114
  NCO Group Inc.                       17                               427
  NII Hldgs. Inc. CL B New             28                             1,316
  NS Group Inc.                         7                               184
  NN Inc. Com.                         11                               138
  NTN Communications Inc.              22                                68
  NWH Inc. Com.                         1                                17
  NYMAGIC Inc.                          5                               138
  NATCO Group Inc. CL A                 2                                20
  Nathans Famous Inc. New               1                                 1
  National Beverage Corp. Com.          3                                23
  National Dentex Corp. Com.            1                                34
  National Finl. Partners Corp. Com.   16                               610
  National Health Rlty. Inc. Com        3                                54
  National Home Health Care Corp        4                                46
  National-Oilwell Inc.                 1                                14
  National Tech Sys. Inc. Calif.        1                                 1
  National Westn. Life Ins. Co.         1                               182
  Natures Sunshine Prods. Inc.          1                                12
  Navarre Corp.                         9                               148
  Navigant Consulting Inc. Com.         1                                27
  Navigant Int'l. Inc. Com.             6                                72
  Navteq Corp. Com.                     5                               209
  Nekter Therapeutics Com.             14                               286
  Nelson Thomas Inc.                    4                                96
  Netflix Com. Inc. Com.               10                               122
  Netiq Corp. Com.                     12                               145
  Netmanage Inc. Com.                   3                                21
  NewAlliance Bancshares Inc. Com.      4                                61
  New Castle Invt. Corp. New Com.       3                                92
  New Century Finl. Corp. MD Com.      12                               745
  Newpark Res. Inc.                     6                                31
  Newport Corp. Com.                   19                               260

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Nextel Partners CL A                  5                               103
  Nitromed Inc. Com.                   20                               525
  Noland Co.                            1                                18
  Nordic Amer. Tanker Shipping          4                               147
  Nordson Corp.                         4                               166
  North Cent Bancshares Inc.            1                                15
  Northeast Ind. Bancorp Inc. Com.      1                                 6
  Northeast PA Finl. Corp. Com.         1                                 5
  Northeast Utils. Com.                28                               517
  Northway Finl. Inc. Com.              1                                 3
  Northwest Pipe Co. Com.               2                                58
  Novatel Wireless Inc. Com. New       32                               624
  Nu Skin Enterprises Inc. CL A Com.    7                               172
  Nucor Corp.                           1                                21
  O I Corp. Com.                        2                                22
  OYO Geospace Com.                     2                                34
  Oakley Inc. Com.                     14                               175
  Oceaneering Intl. Inc. Com.           1                                52
  Ocular Sciences Inc. Com.             9                               451
  Ocwen Finl. Corp.                     7                                63
  Ohio Cas. Corp.                       1                                14
  Oil Sts. Intl. Inc. Com.              8                               150
  Olin Corp. Com.                       4                                81
  Olympic Stl. Inc.                     4                                99
  Omega Protein Corp. Com.              1                                 3
  Omnova Solutions Inc. Com.           81                               461
  One Liberty PPTYS Inc.                1                                29
  1-800 Flowers Com. Inc. CL A Com.    20                               170
  Oneok Inc. New Com.                   1                                20
  Onyx Pharmaceuticals Inc.            11                               341
  Opinion Resh Corp.                    4                                26
  Opnet Technologies Inc. Com.         31                               259
  Opsware Inc. Com.                     4                                26
  Optimal Group Inc.                   47                               557
  Option Care Inc.                      1                                 7
  Orbital Sciences Corp. Com.          15                               184
  Oregon Stl. Mls. Inc. Com.            7                               141
  O'Reilly Automotive Inc.             22                             1,004
  Oshkosh Truck Corp. CL B              3                               185
  Outlook Group Corp.                   3                                23
  Overseas Shipholding Grp. Inc.       13                               693
  P & F Inds. Inc. CL A New             2                                31
  PFF Bancorp Inc. Com.                 3                               122
  PLX Technology Inc. Com.             15                               159
  PMC Sierra Inc.                      25                               283
  PNM Res. Inc. Com.                   11                               290
  PRG Schultz Intl. Inc. Com.          33                               170
  PSB Bancorp Inc. Com.                 1                                11

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Pacific Mercantile Bancorp Com.       1                                10
  Pacific Sunwear Calif. Inc. Com.      6                               129
  Pacificare Health Sys. Inc. Del.     20                             1,127
  Packaging Corp. Amer. Com.            9                               210
  Par Technology Corp.                  3                                30
  Parametric Technology Corp. Com.    130                               766
  Parexel Intl. Corp.                  12                               239
  Parkway PPTYS Inv.                    1                                 5
  Parlux Fragrances Inc.                2                                54
  Patina Oil & Gas Corp.               26                               977
  Paxar Corp.                          23                               505
  Payless Shoesource Inc. Com.         13                               162
  Peak Intl. Ltd.                       4                                17
  Pediatric Svcs. Of Amer. Inc. Com.    1                                 2
  Peets Coffee & Tea Inc. Com.         14                               362
  Pegasus Solutions Inc. Com.          14                               167
  Pemstar Inc. Com.                     9                                16
  Penn. Engr. & Mgr. Corp. Non-Vtg      4                                78
  Penn VA Corp.                         4                               169
  Pentair Inc. Com.                    36                             1,595
  Peoples Banctrust Inc. Com.           2                                33
  Pepsiamericas Inc. Com.              13                               269
  Perceptron Inc. Com.                  1                                 7
  Perkinelmer Inc. Com.                 2                                36
  Perot Sys. Corp. CDT CL A            28                               452
  Petsmart Inc.                        21                               740
  Pharmaceutical Prod. Dev. Inc.        2                                90
  Pharmion Corp. Com.                   5                               225
  Phillips Van Heusen Corp. Com.        8                               226
  Phoenix Technology Ltd. Com.         36                               296
  Pinnacle Sys. Inc. Com.              28                               171
  Pinnacle West Cap. Corp. Com.        12                               514
  Planar Sys. Inc.                     12                               135
  Plantronics Inc.                     19                               799
  Platinum Underwriters Hldgs Ltd Shs  33                             1,011
  Plato Learning Inc. Com.              1                                 6
  Pocahontas Bancorp Inc. Com.          1                                 2
  Polo Ralph Lauren Corp. CL A         17                               698
  Polycom Inc.                         18                               412
  Pomeroy IT Solutions Inc.             5                                68
  Powell Inds. Inc. Com.                5                                92
  Power Integrations Inc.               8                               152
  Powerwave Technologies Inc. Com.     11                                98
  Premcor Inc. Com.                     2                                83
  Presidential Rlty. Corp. CL B New     1                                 5
  Pride Int'l. Inc. Com.               19                               385
  Printronix Inc. Com.                  4                                68
  Priority Healthcare Corp. B           6                               124
  Procentury Corp. Com.                12                               143

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Proquest Co. Com.                    12                               360
  Provident Finl. Hldgs. Inc. Com.      4                               107
  Provident Finl. Svcs. Inc. Com.      12                               224
  Pulitzer Inc. Com.                    3                               213
  Q E P Inc. Com.                       1                                19
  Quaker Chem. Corp. Com.               3                                67
  Quanta Svcs. Inc. Com.                3                                25
  Quest Software Inc. Com.             20                               325
  Questar Corp.                         2                                92
  Quicksilver Res. Inc. Com.           20                               735
  R & B Inc.                            6                               155
  R & G Financial                       8                               303
  RCM Technologies Inc. Com. New        1                                 1
  RGC Res. Inc. Com.                    1                                36
  RLI Corp.                             5                               209
  RPM International Inc.                1                                 8
  RSA Sec. Inc. Com.                    4                                86
  RTI Intl. Metals Inc. Com.           11                               232
  RTW Inc. Com. New                     1                                 2
  Radio One Inc. CL A                   9                               140
  Radio One Inc. CL D Non-Vtg          25                               411
  Ralcorp Hldgs. Inc. New Com.         13                               523
  Range Res. Corp. Com.                15                               299
  Raymond James Finl. Inc. Com.         1                                28
  Rayovac Corp. Com.                   23                               692
  Reckson Assoc. Realty Corp. Com.     27                               891
  Red Hat Inc. Com.                    19                               252
  Regal Beloit Corp.                   12                               349
  Regis Corp. Minn.                    17                               791
  Rehabcare Group Inc. Com.             4                               104
  Remec Inc. Com.                      46                               329
  Rent Way Inc. Com.                    1                                 6
  Republic Bancorp In. Cky. CDT CL A    1                                13
  Resmed Inc.                          23                             1,166
  Resource Amer. Inc. New               9                               300
  Resources Connection Inc. Com.        7                               382
  Respironics Inc. Com.                 1                                27
  Retail Ventures Inc. Com.            13                                89
  Reynolds & Reynolds Co. CL A         45                             1,187
  Richardson Electrs. Ltd.              1                                 3
  Robbins & Myers Inc. Com.             4                                94
  Robert Half Intl. Inc. Com.           7                               195
  Rock of Ages Corp. Del. CL A          2                                15
  Rowan Cos. Inc. Com.                 11                               293
  Royal Group Technologies Ltd.         6                                64
  Ruddick Corp. Com.                   15                               318
  Rush Enterprises Inc. CL A            1                                 2
  Rush Enterprises Inc. CL B            3                                58

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Russell Corp.                        54                             1,056
  Ryans Restaurant Group Inc. Com.     40                               616
  Ryder Sys Inc. Com.                  26                             1,251
  Ryerson Tull Inc. Com.                6                                95
  SBA Communications Corp. Com.        99                               908
  SBS Technologies Inc.                 8                               116
  SEI Investment Co. Com.               8                               345
  SJW Corp.                             2                                63
  SL Green Realty Corp.                 8                               488
  SL Inds. Inc.                         1                                 4
  S1 Corp. Com.                         1                                 3
  SWS Group Inc. Com.                   1                                 4
  Safenet Inc. Com.                     2                                56
  ST. Mary Ld. & Expl. Co.              3                               110
  Saks Inc. Com.                       15                               215
  Salesforce Com. Inc. Com.            14                               233
  Scansource Inc. Com.                  1                                32
  Schnitzer Stl. Inds. Inc. CL A        4                               148
  Scholastic Corp. Com.                 7                               271
  School Specialty Inc. Com.           20                               763
  Schulman A Inc. Com.                  9                               199
  Sea Containers Ltd. CL A              1                                 8
  Seaboard Corp. Del.                   1                               206
  Seachange Intl. Inc.                  4                                65
  Security Natl Finl Corp CL A New      1                                 2
  Select Comfort Corp. OC-Cap Stk      13                               238
  Selective Ins. Group Inc. Com.        1                                18
  Semtech Corp.                         8                               175
  Sequa Corp. CL A                      1                                 6
  Serologicals Corp. Com.               3                                67
  Sharper Image Corp.                   7                               131
  Ship Finance Intl. Ltd. Shs           3                                60
  Shopko Stores Inc. Com.               6                               118
  Signature Bk. New York NY Com.        7                               237
  Silicon Laboratories Inc. OC Com.    10                               355
  Sirva Inc. Com.                       5                                90
  Six Flags Inc. Com.                  42                               222
  Smith A. O. Corp.                     6                               172
  Smith Intl. Inc. Com.                19                             1,049
  Smtek Intl. Inc. Com. New             1                                10
  Sola Intl. Inc. Com.                  5                               124
  Sonesta Intl. Hotel Corp.             1                                 1
  Sothebys Hldgs. Inc. CL A Ltd.        8                               141
  Sonus Networks Inc. Com.             56                               311
  Source Interlink Companies
    Delaware Com.                       3                                36
  Sourcecorp Com.                       1                                21
  South Finl. Group Inc. Com.           5                               146

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  South Jersey Ind.                     6                               312
  Southern Mo. Bancorp Inc. Com.        1                                26
  Southern Peru Copper Corp.            7                               324
  Span Amer. Med. Sys. Inc.             2                                31
  Sparton Mtrs. Inc.                    1                                 6
  Sport Chalet Inc.                     3                                38
  Sports Auth. Inc. New Com.            9                               222
  Stage Stores Inc. Com. New            8                               317
  Stancorp Finl. Group Inc. Com.        4                               297
  Standard Mtr. Prods. Inc.             2                                37
  Standex Intl. Corp. Com.              6                               167
  Station Casinos Inc.                 15                               843
  Steak N Shake Co. Com.                3                                56
  Steel Dynamics Inc. Com.             14                               521
  Steel Technologies Inc.               1                                 8
  Steelcase Inc. CL A                  19                               266
  Steiner Leisure Ltd.                  6                               189
  Stein Mart Inc. Com.                  1                                 9
  Stepan Chem. Co. Com.                 1                                27
  Steris Corp. Com.                    16                               378
  Sterling Constr. Inc. Com.            1                                 1
  Sterling Finl. Corp/Spokane           5                               209
  Stewart Enterprises Inc. CL A        15                               102
  Stifel Finl. Corp.                    1                                25
  Stoneridge Inc. Com.                  3                                46
  Storage Technology Corp. Com.        19                               601
  Stratex Networks Inc. Com.           38                                83
  Strayer Ed. Inc.                     10                             1,051
  Stride Rite Corp. Com.                2                                23
  Sungard Data Sys. Inc. Com.          37                             1,043
  Superior Uniform Group Inc. Com.      3                                46
  Supervalu Inc. Com.                   1                                48
  Supreme Inds. Inc. CL A               1                                 4
  Sykes Enterprises Inc. Com.           8                                54
  Symmetricom Inc.                      5                                45
  Syms Corp.                            1                                 6
  Synalloy Corp.                        1                                 3
  Sypris Solutions Inc. Com.            3                                46
  Systemax Inc. Com.                    1                                 7
  TESSCO Technologies Inc. Com.         1                                 7
  TRC Cos. Inc.                         3                                48
  TRW Automotive Hldgs. Corp. Com.      9                               189
  TTM Technologies Inc. Com.            5                                54
  Talbots Inc.                          9                               242
  Tandy Brands Accessories Inc.         2                                32
  Tarragon Corp.                        1                                 4
  Team Finl. Inc. Com.                  1                                 1
  Techteam Global Inc. Com.             1                                 4

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Technical Olympic USA Inc. Com.       1                                37
  Technology Solutions Co.             29                                33
  Tecumseh Prods. Co. CL B Com.         6                               248
  Teekay Shipping Corp. Com.           23                               968
  Teledyne Technologies Inc. Com.      34                               991
  Teleflex Inc. Com.                   20                             1,029
  Telephone & Data Sys. Inc. Com.      41                             3,149
  Teletech Hldgs. Inc.                 14                               135
  Telik Inc. Com.                      58                             1,102
  Terra Inds. Inc.                     27                               237
  Tesoro Pete Corp.                     3                                85
  Tetra Technologies Inc. Del. Com.    10                               270
  Tetra Tech. Inc. New                 52                               867
  Tesma Intl. Inc. CL A Sub Vtg Sh      1                                 7
  The9 Ltd. Adr.                        3                                60
  Thomas Inds. Inc.                     2                                72
  Tibco Software Inc. Com.             35                               452
  Tidewater Inc. Com.                  12                               444
  Timberland Co. CL A                   8                               514
  Timco Aviation Svcs. Inc.             1                                 0
  Timken Co.                           18                               460
  Todco CL A                            5                                85
  Tommy Hilfiger Corp. Com.            38                               437
  Too Inc. Com.                         8                               192
  Toro Co.                              9                               728
  Toys R Us Inc. Com.                  16                               321
  Tractor Supply Co.                    6                               221
  Trans World Entmt. Corp.              6                                77
  Triad Hosps. Inc. Com.                7                               254
  Trimble Nav. Ltd.                    11                               375
  Triquint Semiconductor Inc. Com.     21                                94
  Trizec Properties Inc. Com.          38                               707
  Tufco Technologies Inc.               1                                 9
  Tyler Technologies Inc.               3                                28
  UICI                                  1                                24
  UIL Hldg. Corp. Com                   1                                67
  UMB Finl. Corp.                      12                               698
  URS Corp. New                         2                                60
  U S I Hldgs. Corp. Com.              24                               275
  US Concrete Inc. Com.                 3                                26
  US Xpress Enterprises Inc. CL A       4                               124
  Ubiquitel Inc. Com.                  96                               676
  Ulticom Inc. Com.                     1                                 8
  Ultimate Software Group Inc. Com.    40                               512
  Ultra Pete Corp.                     19                               925
  Ultratech Inc. Com.                  12                               224
  United Cmnty Finl. Corp. OH Com.      1                                 7
  United Cap. Corp.                     3                                78

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  United Fire & Casualty                7                               245
  United Guardian Inc.                  1                                 6
  United States Cellular Corp.          7                               321
  United Stationers Inc. Com.          20                               927
  Universal Compression Hldgs Inc
    Com.                                1                                31
  Universal Electrs. Inc.               1                                12
  Universal Fst. Prods. Inc.            8                               333
  Urban Outfitters Inc. Com.           15                               673
  Vail Resorts Inc. Com.                8                               176
  Valeant Pharmaceuticals Intl. Com.   28                               750
  Valley Natl. Gas Inc. PA Com.         2                                29
  Valueclick Inc. Com.                 28                               374
  Valuevision Media Inc. CL A          13                               185
  Varco International Inc. Com.         1                                38
  Varian Inc. Com.                      6                               257
  Varian Semiconductor Equipment
    Assocs. Inc.                       18                               665
  Veeco Instrs. Inc. Del. Com.         35                               719
  Ventana Med. Sys. Inc. Com.           6                               414
  Ventiv Health Inc. Com.              38                               763
  Veritas DGC Inc. Com.                 5                               119
  Vertrue Inc. Com.                     1                                 8
  Viasat Inc. Com.                      8                               195
  Vicon Inds. Inc.                      1                                 2
  Vicor Corp. Com.                     10                               130
  Vicuron Pharmaceuticals Inc. Com.    16                               277
  Village Super Mkt. Inc. CL A
    New                                 1                                44
  Vion Pharmaceuticals Inc. Com.       32                               148
  Virage Logic Corp.                    1                                17
  Vishay Intertechnology Inc. Com.     38                               564
  Vivendi Universal Spons ADR New     110                             3,532
  Volt Information Sciences Inc.        3                                86
  WFS Financial Inc.                    1                                66
  WH Energy Svcs. Inc. Com.             4                                94
  W Hldg. Co. Inc. Com.                 4                                99
  WJ Communications Inc. Com.          30                               104
  Wabtec Com.                           4                                79
  Wainwright Bk. & TR Co. Boston
    Mass                                5                                60
  Warnaco Group Inc. Com. New          18                               393
  Warren Res. Inc. Com.                 7                                61
  Washington Bkg. Co. Oak HBR
    Wash Com.                           1                                16
  Waste Mgmt. Inc. Del. Com.          130                             3,923
  Water Pik Technologies Inc. Com.      2                                37
  Watsco Inc. CL B Conv.                1                                 3

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                SIP MANAGED SMALLER STOCK FUND (continued)

                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
Common Stocks:
  Webco Inds. Inc.                      3                                29
  Webex Commns Inc. Com.               12                               287
  Weider Nutrition Intl. Inc. Com.      9                                40
  Weis Mkts. Inc.                       1                                 8
  Wells Finl. Corp.                     1                                22
  West Pharmaceutical Svcs Inc Com      1                                10
  Westar Energy Inc. Com.              31                               706
  Westcorp.                             9                               414
  Western Wireless Corp. CL A          47                             1,370
  Westwood One Inc. Com.               31                               844
  Whole Foods Mkt. Inc.                 9                               815
  Willbros Group Inc.                   7                               171
  Williams Sonoma Inc. Com.             8                               290
  Willis Lease Fin. Corp.               3                                26
  Wilshire Bancorp Inc. Com.           13                               218
  Winston Hotels Inc. Com.              8                                90
  Witness Sys. Inc.                    20                               353
  Woodhead Daniel Inc.                  9                               135
  World Wrestling Entertainment Inc.
    CL A                                2                                27
  Yellow Roadway Corp. Com.            25                             1,398
  York Intl Corp. New Com.             15                               523
  Yum Brands Inc. Com.                105                             4,953
  Zale Corp. New Com.                  28                               846
  Zapata Corp. Com.                     1                                 6
  Zebra Technologies Corp. CL A        22                             1,252
  Zenith Natl. Ins. Corp.               2                               106
  Zoran Corp.                          26                               308
  Zoll Med. Corp.                       7                               245
                                                                   --------
  Total                                                             313,812
                                                                   --------

**Common/Collective Trusts
  TBC Inc. Pooled Emp Daily Fund   17,748                            17,748
                                                                   --------

TOTAL SIP MANAGED SMALLER STOCK FUND                               $332,057
                                                                   ========

                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
LEHMAN BROTHERS AGGREGATE BOND
INDEX FUND - Common/collective
trust

Daily Bond Market Fund Series A       834                          $ 19,563
                                                                   ========

S&P 500 LARGE STOCK INDEX FUND -
Common/collective trust

State Street S&P 500 Flagship
  Fund Series A                     1,187                          $262,846
                                                                   ========

RUSSELL 2000 FUND - Common/
collective trust

Russell 2000 Fund Series A          3,035                          $ 63,042
                                                                   ========

SIP MANAGED INTERNATIONAL STOCK
FUND - Common/collective trust

Daily EAFE Fund Series T              729                          $ 10,750
Daily Emerging Mkts. Series T         106                             1,267
                                                                   --------
     Total                                                         $ 12,017
                                                                   ========

**KODAK STOCK FUND - Common stock

Eastman Kodak Company Common Stock  3,456                          $112,430

**Common/Collective Trust
TBC Inc. Pooled Emp Daily Var RT    4,664                             4,664
                                                                   --------
     Total                                                         $117,094
                                                                   ========

PIMCO TOTAL RETURN FUND - Mutual
fund

PIMCO Total Return Fd. - Inst.      2,299                          $ 24,512
                                                                   ========

                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
FIDELITY PURITAN FUND - Mutual
 fund

Fidelity Puritan Tr
  Puritan Fund                      3,461                          $ 65,585
                                                                   ========

**T. ROWE PRICE EQUITY INCOME
FUND - Mutual fund

T. Rowe Price Equity
  Income Fund                       2,796                          $ 74,432
                                                                   ========

FIDELITY GROWTH AND INCOME
FUND - Mutual fund

Fidelity Securities Fund
  Growth & Income Portfolio         1,443                          $ 55,263
                                                                   ========

**T. ROWE PRICE SMALL-CAP VALUE
FUND - Mutual fund

T. Rowe Price Small Cap. Value
  Fund Inc. Cap. Stk.               3,889                          $138,660
                                                                   ========

SKYLINE SPECIAL EQUITY FUND -
Mutual fund

Skyline Fund Special
  Equities Portfolio                1,556                          $ 44,574
                                                                   ========

COHEN & STEERS REALTY FUND -
Mutual fund

Cohen & Steers Realty
  Shares Fund Com.                  1,130                          $ 78,689
                                                                   ========

FIRST EAGLE FUND OF AMERICA -
Mutual fund

First Eagle Funds Inc.
  First Eagle Fd. Amer. CL Y        1,674                          $ 43,669
                                                                   ========

**T. ROWE PRICE BLUE CHIP GROWTH
FUND - Mutual fund

T. Rowe Price Blue Chip Growth
  Fund Inc. Com.                    1,705                          $ 52,783
                                                                   ========

                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
**T. ROWE PRICE NEW ERA FUND -
Mutual fund

T. Rowe Price New Era Fund Inc.
  Com.                              1,239                          $ 41,645
                                                                   ========

**T. ROWE PRICE SCIENCE &
TECHNOLOGY FUND - Mutual fund

T. Rowe Price Science & Tech.
  Fund Inc. Cap. Stk.               4,656                          $ 88,839
                                                                   ========


MORGAN STANLEY INSTITUTIONAL INT'L
EQUITY FUND - Mutual fund

Morgan Stanley Institutional Fund
  Inc. Intl. Equity Portfolio CL A  3,228                          $ 67,918
                                                                   ========


NON-US INTERNATIONAL STOCK FUND -
Common/collective trust

  Aim Int'l. CL C Fund              1,938                          $ 32,137
                                                                   ========


ARTISAN INTERNATIONAL FUND -
Mutual fund

Artisan Funds Inc International
  Fund                                785                          $ 17,372
                                                                   ========


TEMPLETON DEVELOPING MARKETS
FUND - Mutual fund

Templeton Developing Mkts. Tr
  SH Ben Int CL I                   1,412                          $ 26,031
                                                                   ========

                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
TURNER MIDCAP GROWTH EQUITY
FUND - Mutual Fund

Turner Funds Midcap Fund Instl
  CL                                  900                          $ 21,984
                                                                   ========


PIMCO OPPORTUNITY FUND - Mutual
Fund

Pimco Funds Multi Manager
  Opportunity Fund Instl. CL          666                          $ 12,897
                                                                   ========


BATTERYMARCH SMALL CAP EQUITY
FUND - Mutual Fund

Lm Instl Fund Adv II Inc
  Batterymarch US Sm Cap Equity       293                          $  3,500
                                                                   ========


MFS INTERNATIONAL NEW DISCOVERY
FUND - Mutual Fund

MFS Ser Tr V Intl. New
  Discovery Fund CL 1               1,538                          $ 33,343
                                                                   ========


AMERICAN CENTURY EMERGING MARKETS
FUND - Mutual Fund

American Century World Mutual
  Funds Inc. Emerging Mkts. Instl.  2,773                          $ 18,132
                                                                   ========


SALOMON INSTITUTIONAL HIGH YIELD
BOND FUND - MUTUAL FUND

Salomon Brothers Institutional Series
  Funds Inc High Yield RD FD        1,361                          $  9,693
                                                                   ========

                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                                 Principal
                                  Amount or                         Current
          Description            Shares/Units                        Value
          -----------            ------------                      --------
**T. ROWE PRICE RETIREMENT FUND
- MUTUAL FUND

T. Rowe Price Retirement Funds
  Inc Income Fund                     924                          $ 11,337
                                                                   ========

**T. ROWE PRICE RETIREMENT 2010
FUND - MUTUAL FUND

T. Rowe Price Retirement Funds
  Inc 2010 Fund                     2,535                          $ 35,618
                                                                   ========


**T. ROWE PRICE RETIREMENT 2020
FUND - MUTUAL FUND

T. Rowe Price Retirement Funds
  Inc 2020 Fund                     3,207                          $ 47,790
                                                                   ========

**T. ROWE PRICE RETIREMENT 2030
FUND - MUTUAL FUND

T. Rowe Price Retirement Funds
  Inc 2030 Fund                     1,517                          $ 23,524
                                                                   ========

**T. ROWE PRICE RETIREMENT 2040
FUND - MUTUAL FUND

T. Rowe Price Retirement Funds
  Inc 2040 Fund                       494                          $  7,703
                                                                   ========


AMERICAN FUNDS GROWTH FUND OF
AMERICA FUND - MUTUAL FUND

Growth Fund America Inc CL R-5        623                          $ 17,061
                                                                   ========


HOTCHKIS AND WILEY MID-CAP VALUE
FUND - MUTUAL FUND

Hotchkis & Wiley Funds Mid Cap
  Value Fund CL I                   1,482                          $ 40,481
                                                                   ========

                           **Parties-in-interest

                                                        Schedule I (Cont'd)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             December 30, 2004
                              (in thousands)
                                     Maturity          Interest     Current
          Description                  Date              Rate        Value
          -----------                --------          --------    --------
PARTICIPANT LOANS

Participant Loans                    2004-2008        4.00%-9.5%   $ 52,968
                                                                   ========


          Total Plan Investments                                 $6,521,144
                                                                 ==========

                                 SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Eastman Kodak Employees' Savings and Investment Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Eastman Kodak Employees'
                                        Savings and Investment Plan


                                        By:  /s/ Robert H. Brust

                                             Robert H. Brust

Date: June 21, 2005